

MSA

The Safety Company

Every Life Has a Purpose

2008 Annual Report

OUR MISSION

That men and women may work in safety and that they, their families and their communities may live in health throughout the world.

OUR VISION

To be the leading innovator and provider of quality safety and instrument products and services that protect and improve people's health, safety and the environment.

To satisfy customer needs through the efforts of motivated, involved, highly trained employees dedicated to continuous improvement in quality, service, cost, value, technology and delivery.

BUSINESS OF MSA

MSA is in the business of developing, manufacturing and selling innovative and sophisticated products that enhance the safety and health of workers throughout the world. Critical to MSA's mission is a clear understanding of customer processes and safety needs. MSA dedicates significant resources to research which allows the company to develop a keen understanding of the customer safety requirements for a diverse range of markets, including the fire service, law enforcement, construction, public utilities, mining, chemical, petroleum, HVAC, hazardous materials remediation, military and retail. MSA's principal products, each designed to serve the needs of these target markets, include respiratory protective equipment, thermal imaging cameras, gas detection instruments, ballistic protection, as well as head, eye, face, hearing and fall protection products.

MSA was founded in 1914 by John T. Ryan and George H. Deike, two mining engineers who had firsthand knowledge of the terrible human loss that was occurring in underground coal mines. Their knowledge of the mining industry provided the foundation for the development of safety equipment to better protect underground miners. While the range of markets served by MSA has expanded greatly over the years, the founding philosophy of understanding customer safety needs and designing innovative safety equipment solutions remains unchanged.

MSA is headquartered in Pittsburgh, Pennsylvania, with operations employing 5,100 associates throughout the world. A publicly held company, MSA's stock is traded on the New York Stock Exchange under the symbol MSA.

ABOUT THE COVER

Every Life Has a Purpose... and at MSA we're committed to ensuring that people all over the world, no matter where they live, work or play, have the opportunity to fulfill that purpose. Whether it's parenting a child, coaching a team, restoring peace, caring for the sick or teaching a new generation, MSA remains dedicated to protecting the health and safety of people in the workplace, so they can fulfill their mission and serve their families and communities in which they live.

As MSA celebrates its 95th year in business, we remain committed to ensuring people live in health throughout the world. We'll be there to monitor and filter the air they breathe, protect them from falls and objects falling from above, keep them safe from projectiles on the frontlines of war or the streets of our communities; and safeguard consumers while tackling projects around the home.

Shown on the cover are people at work and play from across the globe. While their purposes in life are different, our mission to protect them remains unchanged. Some of their stories are featured on the pages that follow.


MSA
The Safety Company
Every Life Has a Purpose
2008 Annual Report

FINANCIAL HIGHLIGHTS

	2006	2007	2008
FOR THE YEAR (thousands, except per share)			
Net sales	$913,714	$ 990,252	$1,134,282
Net income	$ 63,918	$ 67,588	$ 70,422
Basic earnings per common share	$ 1.76	$ 1.89	$ 1.98
AT YEAR END (thousands)			
Total assets	$898,620	$1,016,306	$ 875,810
Working capital	$289,424	$ 287,861	$ 258,088
Common shareholders' equity	$436,926	$ 460,604	$ 392,841
Common shares outstanding	36,015	35,662	35,786

SALES


$913.7
$990.3
$1,134.3
06
07
08

NET INCOME


$63.9
$67.6
$70.4
06
07
08

ANNUAL SALES BY PRODUCT GROUP


13%
28%
12%
21%
26%
Head Protection
(Helmet, Eye, Face & Hearing)
Air-Supplied Respirators
Gas Detection Instruments
Air-Purifying Respirators
Fall Protection and Other

ANNUAL SALES BY REGION


6%
7%
10%
52%
25%
North America
Europe
Asia & Pacific Rim
Africa
South America

TO OUR SHAREHOLDERS...

IN 2008, MSA CONTINUED TO STRENGTHEN ITS BRAND POSITION AS THE GLOBAL LEADER IN SAFETY EQUIPMENT WHILE DELIVERING RECORD SALES THAT EXCEEDED $1 BILLION FOR THE FIRST TIME IN THE COMPANY'S HISTORY.

Reflecting our balanced and diversified global portfolio of leading-edge safety products, MSA achieved sales growth in all three of our geographic business segments — North America, Europe and International.

In achieving record revenue, we were guided, as always, by the enduring principle that has defined our mission for 95 years. MSA protects the health and safety of working people everywhere, from firefighters, soldiers and police officers, to construction, mining, factory and oil and gas workers. We believe **"Every Life has a Purpose"** and that our purpose at MSA is to provide high quality products that protect people from workplace hazards so they can return, safe and sound, to their families, loved ones and friends at the end of each day.



William M. Lambert, President and CEO, with MSA's "Product of the Year," the Altair® 4 Multigas Detector, left, and it's five-gas sister product, the Altair® 5.

2008 Financial Results

Sales rose 15% to a record $1.13 billion from $990 million in 2007, as MSA achieved sales growth in nearly every key market. We benefited from a strong backlog of orders at the beginning of 2008, which proved to be a major contributor for reporting record sales. The strength of our business extended for most of the year, primarily due to large orders and several significant government contracts, both in the U.S. and abroad. However, the impact of the global economic slowdown on customer orders became very apparent near the end of the year.

In North America, our largest market, sales increased 16% as MSA benefited from three major factors: consistently strong orders for our new **Altair® 4** and **Altair® 5 Multigas Detectors**; $29 million in new contracts from the U.S. Army for additional **Advanced Combat Helmets**; and new contracts totaling $25 million from the U.S. Air Force for our **Firehawk® M7 Responder® Air Mask**, a new multi-function respirator that MSA designed to meet stringent and unique needs of air base fire brigades. North American sales of our head protection products, primarily our **V-Gard® Hard Hat**, showed a healthy $3 million increase over 2007, due to strength in most industrial and construction markets, at least through the third quarter of 2008.

Sales rose 18% in our European segment, reflecting favorable currency translation effects of the stronger Euro and strong shipments of ballistic helmets and body armor for police forces in France, and self-contained breathing apparatus for government agencies in Germany and Eastern Europe.

Sales in our International segment increased nearly 9%, driven primarily by continuing market penetration gains in the South African and Latin American markets. Currency translation effects were not significant on this full year performance in MSA International.

For the year, MSA's net income rose 4% to $70.4 million, or $1.98 per basic share, from $67.6 million, or $1.89 per basic share, in 2007. It's important to note that the 2007 results included after-tax gains of $7.7 million from the sale of real estate. Excluding those gains from non-operating activities, MSA's adjusted net income grew by $10.5 million in 2008, reflecting the stronger performance in North America, where net income rose 8%. Net income in our Europe segment was up 6%, while net income in our International segment was up 2% from the previous year.

It was especially gratifying that MSA achieved a record year in terms of pretax profit from operations. Profit from operations, excluding extraordinary items, was $127 million, exceeding the company's previous high, which was set in 2005. The growth in sales and profit from operations was a testament to our efforts in product leadership, customer intimacy, emerging market focus and operational excellence.

Innovations for MSA Customers

Overall, MSA's performance in 2008 was fundamentally strong, led by our military product line and our impressive pipeline of new products. One of our greatest success stories in 2008 was the **Altair® 4 Mulitgas Detector**, an extremely durable, value-priced next-generation portable device that helps protect people in the oil, gas and petrochemical (OGP) industry, a key MSA market. Sales of the Altair 4 Detector exceeded our projections, earning this breakthrough product the honor of being named our **"2008 Product of the Year."** MSA also introduced the **Altair® 5 Multigas Detector**, a sister product with expanded capabilities and features.

Overall, combined handheld and permanently installed gas detection instrument sales increased nearly $13 million for MSA in 2008, as the OGP market showed strong demand for our products throughout most of the year.

MSA launched many other innovative new products for customers in our key markets, including our "one-of-a-kind" **Firehawk® M7 Responder® Air Mask** for the U.S. Air Force; an advanced ballistic helmet for the Canadian military; firefighters saw a new stand-alone personal alert safety system, thermal imaging camera, and helmet visor for their MSA Cairns® helmets; new fall protection products were developed and introduced for the Construction and Industrial markets; new riot-control helmets and body armor for the Law Enforcement market; and a wide range of other outstanding products.

As a measure of our R&D effectiveness, roughly one third of MSA's global sales in 2008 were from products introduced over the last three years. I invite you to learn more about MSA's commitment to product innovation — one of the keys to our future success — on pages 4 and 5 of this annual report.

Striving for Operational Excellence

As MSA delivered growth in sales and earnings in 2008, we continued to implement a comprehensive operations plan that we believe will enhance customer loyalty and our competitive strength for years to come. Major initiatives under our plan to achieve Operational Excellence included:

- The implementation of **Demand Flow Technology** and application of global best practices to reduce costs, improve productivity, maximize efficiency and enhance our competitive ability to create innovative products that deliver greater value for our customers. Our conversion to Demand Flow Technology is vital because it is a process and system that is expected to enable MSA factories and warehouses worldwide to respond faster to the needs of our customers while reducing inventory and equipment costs. We have seen encouraging early results from this ongoing initiative, about which more detail is provided on page 6 of this report.
- The grand opening of a world class factory and technology center in Suzhou, China that began operations in November 2008. As our new hub for meeting the growing demand in Asia for safety products, our new Suzhou facility provides the foundation needed for MSA to significantly increase its brand presence in China — a key geographic market for the future of our company.
- The continued implementation of **Project Magellan**, a multi-year initiative that was launched at the start of 2007 to improve manufacturing efficiency and utilization in North America and reduce operating costs. More information about the progress we are making with Project Magellan is provided on page 7 of this report.

Focused on Key Markets

In 2008, MSA did a superb job of meeting ever-changing customer needs and product performance standards that exist within the key markets core to our mission: Fire Service, OGP, Law Enforcement, Military, Construction and General Industry. In select regions of the world, such as China, Australia and South Africa, MSA was also a leader in providing mine safety products to continue the longstanding mission that first put MSA on the map in 1914.

Our major market wins in 2008 included new contracts to supply additional **Advanced Combat Helmets** to the U.S. military and the **Firehawk® M7 Responder® Air Mask** to the U.S. Air Force; orders from the Canadian military for our new **CG634 ballistic helmets**; and orders from the German defense forces for protective respiratory equipment. Our wins in the Law Enforcement market included orders in France for riot-control helmets and ballistic body armor, while orders to the OGP market fueled our gas detection instrument sales.

Despite the current economic downturn, MSA increased our market penetration in Asia, Australia, China, Europe, South America and Africa as more than half of our MSA International affiliates achieved sales growth of at least 20% for the year. Including the European and International segments, about 48% of MSA's sales in 2008 were outside of North America, a trend that we are determined to grow in the future with our aggressive global approach in marketing, sales and distribution.

One of the keys to driving such growth, today and in the future, is our heightened focus on building Customer Loyalty. A key metric MSA adopted in 2008 to assess our effectiveness in this area is the **Net Promoter Score** (NPS). Used today by many Fortune 500 companies, it is a straightforward measure to assess the gap between a brand's most vocal advocates (Promoters) and its detractors. More importantly, it holds all of us at MSA accountable for how we treat customers. I'm pleased to report that MSA earned high NPS marks in 2008. In 2009, our goal is to build on this success, and we will. Through focus on our Voice of the Customer processes, we are listening to our customers and working more closely with them than ever before. That's smart business that represents a "win-win" for MSA and our customers over the long haul.

Milestones and Achievements

Beyond receiving high marks for customer satisfaction, I'm also proud to report that MSA was recognized on several other important fronts in 2008. In February, MSA received the **2007 Pittsburgh Business Ethics Award** from the Pittsburgh chapter of the Society of Financial Service Professionals and the University of Pittsburgh's David Berg Center for Ethics and Leadership. This award affirmed one of the greatest strengths of MSA — our commitment to conducting business in an ethical and socially responsible manner.

In June, MSA announced that the Occupational Safety and Health Administration had designated our Cranberry Township, Pennsylvania manufacturing plant as a national **Voluntary Protection Program Star Site** in recognition of the facility's health and safety practices and its exemplary safety record. Of the approximate seven million workplaces in the U.S. — large and small — fewer than 1,500 have earned this distinction since OSHA created the program in 1982. The Cranberry plant was the second MSA facility to receive this prestigious Star Site designation; our Murrysville, Pennsylvania plant was the first in 2006.

Other milestones in 2008 included celebrating MSA 50th anniversaries in Italy and Germany, two of our outstanding business affiliates in Europe, which ranks as our second largest market, after North America. Our teams in Italy and Germany personify the talent, dedication and ingenuity that make MSA a safety product leader around the world.

In May, John T. Ryan III retired as MSA's Chief Executive Officer after leading this company for 17 years. Under his strong leadership, MSA grew dramatically to become the world's leading manufacturer of sophisticated safety equipment. With steadfast integrity and energy, John transformed MSA with a strategic vision that accelerated our global growth and focused the company on innovative new product development, a vision that continues today. All of us at MSA wish John well in his retirement and are pleased that John continues to serve as non-executive chairman of MSA's Board of Directors. In his new role, John continues to share his wisdom and insights with me and with our strong management team, for which I am most grateful.

MSA's Future in 2009 and Beyond

When I was elected the eighth Chief Executive Officer in MSA's remarkable 95-year history as part of a planned management succession, I accepted this position knowing that MSA would face new challenges, as it has many times before. Frankly, the continuing global recession is our greatest immediate challenge in 2009.

With many challenges still in front of us, we are focused more intently than ever on implementing our multi-year strategy to achieve operational excellence, improve the efficiency and productivity of our global manufacturing network, reduce costs, enhance product quality and accelerate our introduction of innovative new products that deliver even better value, performance and protection for our customers.

To that point and in light of the global economic recession, we have implemented significant cost control measures on operating expenses across MSA and have taken actions to reduce staff and better align our factory workforce with customer demand. At the outset of 2009, MSA completed a voluntary retirement incentive program which resulted in an 8% decrease in our U.S. salaried workforce. This initiative is expected to deliver an estimated $5 million in annual savings. MSA also implemented a pay freeze for all salaried U.S. and Canadian-based employees, which will serve to reduce annual expenses by an additional $1.9 million. We also suspended hiring except for those positions deemed truly mission critical, and we implemented salary increase restrictions on a global basis. In our factories around the world, and while always difficult, MSA took steps to reduce overtime and responded to decreases in demand by adjusting our hourly workforce through what we hope will be temporary layoffs. Tight discretionary spending restrictions are also in effect around the world for MSA.

I can assure you that MSA has intensified our efforts to manage and reduce costs in all areas of the company. In these uncertain economic times, our global teams are closely monitoring the markets served by MSA, and we will continuously adjust our response to meet the market realities and challenges facing MSA.

Economic cycles are a fact of life, and MSA has contended with severe "down cycles" a number of times over our long history. We are meeting today's challenges head on, with our continuing initiatives to reduce manufacturing costs, improve operating margins, enhance our competitiveness in key product areas, and strengthen customer relationships by providing the best value in safety products.

Overall, I believe that MSA is well positioned for long-term growth in earnings and sales, once the global economy rebounds. Our strengths are many. MSA is a strong global brand that we are protecting through our uncompromising commitment to quality, innovation and customer satisfaction. We have a strong, balanced and diversified portfolio of superb safety products to help MSA weather the storm of volatile economic cycles. We have a growing global reach, with a strong network of manufacturing facilities and a growing number of distributors. We have proven expertise in advanced safety technology and know what it takes to create innovative safety products that are built to perform exceptionally well and built to last. We have earned a strong track record of customer satisfaction, loyalty and retention, backed by our strong team of MSA associates in more than 40 countries around the world.

MSA is determined to protect and build MSA's brand equity during this economic downturn. We will protect our core product lines, such as respiratory protection, gas detection and head protection, and nurture the development of new areas of strength. We will continue to focus on operational excellence to decrease our costs while increasing efficiencies. And we will do what we have always done best: drive product development through advanced technology and innovation.

Most of all, I am confident about the future of MSA because we have a "roll up our sleeves" culture; a strong, deep and experienced management team; and dedicated hard-working MSA associates who share a common bond — a personal commitment to the mission and principles that have propelled the global growth and success of MSA for almost a century. Much has changed at MSA since I joined the Company in 1981, but my vision stays true to MSA's vision — "That men and women may work in safety and that they, their families and their communities may live in health throughout the world."

I want to extend my thanks to the many people of MSA who are working around the world to build a strong foundation for the future of our company. I also want to thank the Board of Directors for their stewardship of the company, and our Executive Leadership team for their tireless efforts and support. I am proud to lead this great company and I am honored to work with the best people in the safety industry.

Finally, I want to thank our distributors and customers around the world for your continued loyalty to MSA, and our shareholders. MSA is focused on enhancing long-term value for our customers and for our shareholders in the years to come.

Sincerely,

William M. Lambert

William M. Lambert
President and Chief Executive Officer



2008 A YEAR IN REVIEW

With hundreds of patents and thousands of products, MSA remains committed to protecting the health and safety of people in all kinds of settings, who face all kinds of hazards. Our focus on advanced technology and innovation helped us achieve record sales in 2008 as MSA, for the first time in our 95 year history, exceeded $1 Billion in annual revenue. In fact, more than one-third of MSA's global sales in 2008 were from products introduced within the last three years, demonstrating great success in our focus on developing innovative, value-based, customer-desired products.

PRODUCT INNOVATION: THE LEADING EDGE OF SAFETY

In 2008, MSA continued its tradition of safety innovation with the introduction of several new products that enhance performance, reliability and ultimately worker protection. In short, MSA met the ever-changing needs of our customers in key markets around the world by doing what we do better than anyone in our industry — develop increasingly sophisticated safety technology that is highly dependable, cost-effective and easy to use.

Backed by our dedication to listening to the voice of the customer, world-class capabilities in R&D, our advanced manufacturing processes and our deep and long-term expertise in safety, MSA launched a number of new products that met stringent certification standards and the expectations of the men and women who depend on MSA to protect them on the job every day.

Major new products launched in 2008 included:

- The Altair® 4 and Altair® 5 Multigas Detectors. These next-generation portable gas-detection instruments are more rugged and durable than competitive devices, with enhanced safety features and advanced technology. The pocket-size, four-gas Altair 4 Detector provides an ideal safety solution for workers in the oil, gas, petrochemical, chemical, first responder and industrial markets. Easy to wear and use, MSA offers several versions of these next-generation devices, ranging from one that is value-priced to another that incorporates MSA's advanced MotionAlert and InstantAlert technology. MotionAlert automatically alerts others if the user becomes disabled due to unforeseen hazards, and InstantAlert allows the user to manually activate all alarms in an emergency situation, if necessary.

  Based on strong customer acceptance of the Altair 4 Detector in 2008, MSA named this innovative device its "Product of the Year." Its sister product, the Altair 5 Detector, offers the same rugged durability with the ability to measure up to five atmospheric hazards, making it ideal for confined space and industrial hygiene applications in a wide range of industries, including oil, gas, petrochemical, marine and mining. The Altair 5 Multigas Detector comes standard with the MotionAlert and InstantAlert features; but it's also equipped with an enhanced graphical user interface that includes a high-resolution color display and more than 15 pre-programmed languages, making it a truly global product.



Designed to be more rugged and durable than competitive devices, the Altair® 4 and Altair® 5 Multigas Detectors received simultaneous global acceptance, with sales almost evenly split between North America and International, thereby capturing both traditional and emerging markets.

- The Firehawk® M7 Responder® Air Mask. This innovative, multi-function respirator was designed to meet the specific needs of United States Air Force firefighters who face a unique set of challenges and dangers. On any given day, Air Base fire brigades may face burning jet fuel, help fight forest fires, be called upon to battle a structure fire in Iraq or respond to a crisis involving chemical or biological weapons. The Firehawk M7 Responder Air Mask allows Air Force personnel to tackle each of these challenges because it's actually three respirators in one: it combines the state-of-the-art capabilities of an MSA self-contained breathing apparatus (SCBA) for conventional firefighting with those of a powered air-purifying respirator and gas mask. The U.S. Air Force ordered 11,000 of our M7 Responder Air Masks for shipment in 2008.

- The Defender® Visor. This fully retractable eye protection system (shown above) is the first of its kind in North America. Designed to integrate with new and traditional versions of MSA Cairns® fire helmets, the Defender Visor provides a greater level of eye protection from dust, dirt and grit. Innovative and low-profile in design, its ability to retract means it's there when firefighters need it and out of sight when they don't. In 2008, the Defender Visor helped MSA gain market share in the highly competitive fire helmet segment. Since its introduction, approximately one-third of our MSA Cairns Fire Helmet customers have specified this market-leading feature. And, the number of customers selecting the MSA Defender Visor continues to grow every month.

- The **motionSCOUT™ Personal Alert Safety System** (PASS). A next-generation stand-alone device, the motionSCOUT PASS sounds an alarm when a firefighter is down or becomes disabled. While many PASS systems today are integrated into the electronics of an SCBA, MSA designed this new product as a highly reliable, lower-cost alternative for the global market. The motionSCOUT PASS provides increased durability in extreme environments and greater ease of use with a significant cost reduction, as well as a solid state motion sensor for improved reliability. In 2008, the product was well received by customers, with nearly 10,000 units sold.



- The **alpha™ Personal Network**. A new electronic personal monitoring and alarm system, the alpha Personal Network was designed for the European fire service to improve fire ground management. Deploying many innovative features, the alpha Personal Network consists of the alphaSCOUT monitor, a wireless Integrated Control Unit to monitor firefighter motion and cylinder pressure; the alphaHUD, which provides cylinder pressure status and battery life information within a firefighter's field of vision; the alphaBASE, a receiver for fire ground management; the alphaTAG, enabling firefighters to identify themselves and transmit data back to incident command; and the alphaCONTROL, MSA's unique monitoring software providing complete incident data that is automatically logged and analyzed.

During the year, MSA also strengthened its air-purifying respirator offerings with the successful roll-out of the **OptimAir® TL Powered Air-Purifying Respirator** (PAPR). Integrating engineering expertise and technology from Europe and North America, MSA created the OptimAir TL PAPR to be the most advanced product of its kind. Designed primarily for the North American market, this breakthrough respirator stands out as the pinnacle in PAPR performance. The OptimAir TL PAPR enhances safety by providing an automatically-activated cartridge switch that sets blower speed and optimizes battery run time. It even includes an internal pressure switch that adjusts flow rates for varying altitudes. In 2008, customers who purchased the OptimAir TL PAPR included the City of Chicago, Department of Public Health; the Department of Energy's Hanford Reservation; and Newport News Shipbuilding.

Other key MSA product introductions over the past year included the **smartCHECK™ System**, a modular, automated test bench designed for the German Army to check the performance of an SCBA; the **Advantage® 4000 Full-Face Respirator** that appeals to broader international markets; the **Evolution® 5800 Thermal Imaging Camera** for the global fire service market; the **G3 Gendarmerie Helmet** for local and national police forces in France; the **GasGard® XL** Monitor for off-the-shelf monitoring, and the **Workman® PFL**, a personal fall arrest device that provides users freedom of movement while significantly limiting freefall distance.



The Evolution® 5800 TIC, with 2x digital zoom, provides best-in-class image quality in all temperatures displaying 4x the information of previous TIC designs.



EVERY LIFE HAS A PURPOSE

ROSE CONLEY

Homeowner, Gardener, Grandmother
Painesville, Ohio

"I'm not your sit-in-the-rocking-chair type person," said Rose Conley, who turned 82 at the beginning of 2009.

As soon as the weather turns warm she'll fire up the lawnmower and cut her grass — but not before donning a brand new MSA half-mask respirator.

"I'm allergic to dust and pollen," she explained.

Unlike Rose, the Respirator she'd worn for years was showing its age. She tried a "painter's mask" but knew that it didn't seal well.

So she called MSA Customer Service. Realizing a replacement was long overdue, MSA issued her a free Advantage® 200 Respirator.

"It's absolutely wonderful," she said, "it's nice and tight around my nose and mouth. No unfiltered air gets in, just what I'm supposed to breathe."

"The kids get a big charge out of it," she added. "My granddaughter says, 'Nana, you look just like a lady from outer space.'"

The Advantage 200 Respirator protects Rose from harmful allergens, so she can spend time making lasting memories with her grandchildren.

ENHANCING PERFORMANCE THROUGH OPERATIONAL EXCELLENCE

AT MSA, WE CONTINUE TO STRIVE TO BECOME A TRULY BEST-IN-CLASS GLOBAL ORGANIZATION WITH THE BEST PEOPLE, BEST PRODUCTS, BEST PROCESSES, BEST TECHNOLOGY AND BEST SAFETY PRACTICES IN OUR INDUSTRY.

In 2008, MSA took major steps to enhance our operational performance and optimize our processes to deliver even better products for MSA customers throughout the world. One of MSA's most important initiatives during the year was the first phase of our wall-to-wall conversion to Demand Flow Technology throughout our global Operational Excellence organization.

Demand Flow Technology (DFT) is a business process that makes manufacturing operations more flexible, responsive and predictable. DFT and its systematic, quantitative methodology helps provide more accurate demand management, more efficient asset and inventory management, and more reliable customer fulfillment. DFT also enables our factories and warehouses to respond faster to the needs of our customers while reducing inventories.

The conversion to DFT at some of our international manufacturing facilities in Australia, Brazil, China and South Africa is already underway producing encouraging results, including product cost reductions, lower cycle times, improved customer delivery, increased productivity, and improved inventory turns. To date, MSA has trained more than 450 global associates in DFT and will continue the global conversion throughout 2009 focusing on North America and Europe.

MSA also launched other initiatives during the year to achieve operational excellence, including establishing a process to consistently measure all of our global factories on select key performance indicators. This process now enables MSA to benchmark and compare each of our facilities and identify specific areas where we need to improve to achieve our goals of operational excellence.

In addition, MSA began using comparable global costing processes in North America, Europe and China, as well

SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIG

EVERY LIFE HAS A PURPOSE

DAVID KAZMIERCZAK

Firefighter, Husband, Father
Buffalo, New York

Firefighter David Kazmierczak and Rescue 1 in Buffalo, New York, routinely respond to various life threatening situations, including structure fires, hazardous material spills, and automobile accidents, among others. Never did he think that while responding to a call that he would become the one needing rescued.

Kazmierczak was seated on a bench in the rear of one of the department's response vehicles, a boxy 1989 Pierce. The truck once served as a mobile command station and had a steel desktop built into the forward wall.

"A car failed to yield," recounted firefighter Kazmierczak, "and went through the light in front of us. Our driver hit the breaks to avoid a collision."

The sudden deceleration threw Kazmierczak forward. His head hit first, crashing into the corner of the desk, bending and cracking the side brim of his Cairns® N5A Helmet. Then his body slammed into the steel plated wall.

"We were traveling about 35-40 miles per hour," he recalled. "Basically it was like I got hit by a car while traveling in reverse."

The emergency room physician told him that if he didn't have that helmet on, his injuries would have been fatal.

MSA's Cairns N5A Helmet saved firefighter Kazmierczak so he could go home to his wife and 14-year old son, and continue protecting the citizens of Buffalo.



as global processes to enhance the utilization of our manufacturing assets in ways that increase our return on those assets. We also implemented best practices for global sourcing, front-end logistics and inventory management.

Overall, MSA remains focused on achieving higher performance levels in our business for our customers, to give the company a sustainable competitive advantage that we believe will strengthen customer satisfaction and, ultimately, customer loyalty.

A key element in our continuing drive to achieve operational excellence is **Project Magellan**. A multi-year endeavor that was announced in January 2007, Project Magellan is aligning MSA's resources and manufacturing footprint to reduce costs and efficiently meet the needs of customers in key markets and regions with growth potential, like China and Mexico.

As an example, MSA opened a state-of-the-art manufacturing, warehouse and R&D center in Suzhou, China at the end of 2008 — our second manufacturing facility in that growing market. As a new hub for our business activity in China, the 172,000 square-foot Suzhou facility marks MSA's largest overseas investment in recent years and serves as one of the largest producers of safety equipment in China. Accordingly, the new facility in Suzhou will manufacture self-contained breathing apparatus, portable and permanent instruments, fall protection equipment, and other safety products for the general safety market. In addition, MSA also made investments to improve and modernize our manufacturing facilities in Sydney, Australia, and São Paulo, Brazil, in 2008.

Marking 50 years of doing business in Mexico, MSA continued to strengthen our operational excellence capabilities by opening a new 77,000 square-foot facility in Querétaro at the end of 2007. As one of the company's premier manufacturing sites, this key facility in Mexico is producing head protection products, fall protection equipment and instrumentation, especially for North American customers in the Construction and Oil, Gas and Petrochemicals market.



The Workman® Harness is one of the principal products manufactured at MSA's new facility in Querétaro, Mexico.

THE WIN-WIN BENEFITS OF DEMAND FLOW TECHNOLOGY

New Methodology Drives Improvements at MSA do Brasil

AS ONE OF OUR FIRST OPERATIONS TO CONVERT TO DEMAND FLOW TECHNOLOGY (DFT), MSA DO BRASIL HAS ACHIEVED DRAMATIC IMPROVEMENTS AT ITS FACTORY IN SÃO PAULO. Using DFT and its systematic, quantitative methodology, São Paulo has improved inventory; eliminated most backorders in key products; and increased productivity by manufacturing hearing protection, air-purifying respirators and chin straps on an innovative "mixed model line."

DFT has made it possible for São Paulo to increase its per-shift output of chin straps and hearing protection 30-40%, meaning the same number of employees, working the same number of hours, are producing 30-40% more units. Thanks to DFT, São Paulo is also producing chin straps and hearing protection at sharply lower variable costs while using less factory floor space.

The successful implementation of DFT at São Paulo earned our team in Brazil the well-deserved recognition in 2008 as MSA "Process of the Year."



DFT at work in Brazil.


DAN-PRESSE

Overall, 93% of the products that MSA manufactures in Brazil have been converted to DFT, resulting in greater manufacturing efficiency and quicker inventory turns.

MSA do Brasil has achieved outstanding DFT results by improving manufacturing efficiency, inventory management and order fulfillment and has paved the way for similar success in the future as MSA continues to implement DFT throughout our global Operational Excellence organization.



The conversion to DFT is already underway at some of our international manufacturing facilities, including Australia. Shown above is MSA's office in Sydney.

ENHANCING PERFORMANCE THROUGH OPERATIONAL EXCELLENCE CONT.



MSA employees in Berlin assemble the 3S Mask using DFT processes. Recognized for its comfort and classic design, the 3S Mask is an air-purifying device that has more than 5 million units in service.

This new facility in Mexico, which had more than 160 employees at the end of 2008, consolidates previous MSA operations in Torreón and Mexico City, and enables MSA to more effectively support and serve our customer and distributor base in Mexico, where MSA has experienced dynamic sales growth over the past five years.

Under Project Magellan, MSA also continued to relocate and consolidate certain manufacturing activities as part of our long-term strategy to reduce costs, improve operating margins, enhance our competitiveness in key product areas, and strengthen customer relationships by providing the best value in sophisticated safety products.

This strategic manufacturing reconfiguration included shifting most of the production of gas masks and other respiratory protection products at our facility in Evans City, Pennsylvania to other MSA facilities in the United States. MSA also shifted fire helmet production from the company's facility in Clifton, New Jersey to our plant in Jacksonville, North Carolina, resulting in the closure of the Clifton site in late 2007.

In all, MSA operated 8 manufacturing facilities in North America in 2008 that employed approximately 1,500 associates at year end. In the rest of the world, MSA operated 9 additional manufacturing sites employing approximately 2,100 people.


MSA

Marking 50 years of doing business in Mexico, MSA opened its 77,000 sq. ft. facility in Querétaro at the end of 2007.



MSA's new state-of-the-art manufacturing facility in Suzhou, China opened in January 2009. It will serve as a new hub for business activity there.

MSA's focus on boosting efficiency and reducing costs while improving deliveries and customer satisfaction included streamlining our North American staff by approximately 8% in early 2009 by instituting a hiring-freeze, and by offering a voluntary retirement incentive program. In light of the continuing global economic slowdown, this was a necessary step for MSA. Our goal is to be as competitive and responsive as possible while exceeding our customers' expectations for quality, product performance and value.

At MSA, improvement is truly a continuing process, regardless of economic cycles. Our people are dedicated to this improvement, as well as achieving operational excellence and striving to do the best for our customers around the globe.

SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT SPOTLIGHT

EVERY LIFE HAS A PURPOSE

MARY CLARE SHIBER PHD. & LUCINDA

Chemist, Volunteer EMT-B, Animal Caregiver
Wayne, New Jersey

By day Mary Clare Shiber is a scientist. By night she rides the streets of Wayne, New Jersey responding to distress calls as a volunteer EMT-B. One night, she nearly sent one herself.

As a volunteer EMT-B she responded to a cardiac call; an elderly woman unconscious in her bed. Shiber and her partner administered oxygen and moved the patient to the floor to begin CPR. It was then that Shiber began to feel the symptoms of carbon monoxide poisoning.

Her partner, sensing something was wrong, ordered them to evacuate. They picked up the patient and raced to the hospital, administering CPR along the way. In the back of their minds was an important lesson.

"You never know what you're walking into," explained Dr. Shiber. "If we'd had CO detectors, we'd have just grabbed the patient and transported her."

After that call the squad equipped all "jump kits" with Altair® Pro Single-Gas CO Detectors.

The new Altair Pro CO Detectors are helping to ensure that Clare and her team know exactly what they're walking into when responding to a call, allowing her to come home and care for what gives her one of her greatest joys in life – her dog Lucinda.


E.M.S.

DRIVING GLOBAL GROWTH IN KEY MARKETS

AS *THE SAFETY COMPANY* FOR PEOPLE AROUND THE WORLD, MSA IN 2008 CONTINUED TO DRIVE GROWTH IN THE KEY MARKETS THAT ARE AT THE CORE OF OUR MISSION.

Since MSA's founding in 1914, the company has been dedicated to protecting workers with the best safety equipment that meets their various and specific needs and requirements. Over the years, MSA has expanded and strengthened our business, our "best-in-class" and "first-to-market" product lines, and our manufacturing capabilities to become a truly global safety company. Today, MSA is focused on serving key worldwide markets, including: Fire Service; Oil, Gas and Petrochemical; Law Enforcement; Military and Construction. MSA also meets the safety needs of workers in the Utilities, Manufacturing, HVAC and Hazardous Materials Remediation markets. In geographic markets outside of North America, such as South Africa and China, MSA also continues to serve the mining industry, the market that was the first to benefit from our protective equipment when the company was founded 95 years ago.

In 2008, MSA reported record global sales of $1.1 billion, with sales outside North America reaching 48%, as the company continued to target geographic markets around the world with growth potential.

Despite the challenging global economic slowdown, MSA continued to grow the MSA brand in markets such as China, Europe, South America and Africa. Overall, sales from our European and International segments finished the year up more than 18% and 9%, respectively. Ten of MSA's 19 international affiliates each achieved sales growth of at least 20% for the year.

SPOTLIGHT

EVERY LIFE HAS A PURPOSE

SGT. ROY MITCHELL

U.S. Army Sgt.
U.S. Army

One of the last things that Sgt. Roy Mitchell remembers before waking up in a Bethesda Naval Hospital was breaching a courtyard in the Diyala River Valley in Iraq. Mitchell, the second man in, was running through the doorway when a band of insurgents opened fire.

The bullet that hit Mitchell came from a rooftop across the street. It hit his Advanced Combat Helmet (ACH) about two and a half inches above his right ear, cracking his skull. After skimming his occipital lobe, it left through the same crack.

It was a lucky break. His doctors told him that the crack prevented the formation of a gaping exit wound and saved his life. They also said that without the ACH, the force of the round would have been instantly fatal.

"I owe my life to it," he said, "it slowed the bullet down and saved me."

He also credits the soldiers who dragged him to safety.

"As much as the helmet you guys make saved me from the round," he recalls, "they hooked me up with good medical care."

These soldiers completed their tours and came home. Mitchell needed two years to recover before returning to Iraq in the winter of 2008.

MSA's ACH saved Sgt. Mitchell on the front lines of war so he can continue to do what he loves – serve his country and protect freedom.





In 2008, MSA received a $4.5 million order for self-contained breathing apparatus (SCBA) from the Hong Kong Fire Brigade.

In North America, our largest geographic market, sales increased 16%, reflecting in part the strong performance of our manufacturing, sales and new product development teams. One of the most impressive performances in North America was in Mexico, where MSA has achieved a cumulative annual growth rate of 22% over the past five years.

Driving our global growth were several major new contracts and orders in our key markets. In 2008, these included:

Military

- The U.S. Army – $29 million in new contracts to supply Advanced Combat Helmets (ACH). MSA has been manufacturing this advanced helmet since 2002, when the company first partnered with the U.S. Army on its development. The ACH incorporates a lightweight design that offers soldiers advanced ballistic protection with greater comfort, stability and situational awareness. Since its adoption by the Army as the standard of issue, this helmet has been credited with saving the lives of many U.S. troops in Iraq and Afghanistan.

- Canadian National Defense Forces – Nearly $7 million in orders for our CG634 ballistic helmets.

- U.S. Air Force – $24.6 million in contracts to supply the Firehawk® M7 Responder® Air Mask to air base fire brigades. This newly developed SCBA provides a three-way, long-duration respiratory protection solution that exceeds the latest National Fire Protection Association (NFPA) performance standards with approved protection from chemical, biological, radiological and nuclear (CBRN) contaminants.

- German Federal Defense Forces – $19.2 million (€15 million) in orders to supply self-contained breathing apparatus (SCBA), M2000 gas masks and other safety products.

Fire Service

- Vienna (Austria) Fire Brigade – A $1.3 million (€1 million) order for F1® Fire Helmets.

- Hong Kong Fire Brigade – A $4.5 million SCBA order.

Law Enforcement

- Canadian Corrections Department – A $4.4 million contract for our Firehawk® M7 Air Masks.

- French Police Forces – A $15.3 million (€12 million) order, over three years, for 40,000 G3 Gendarmerie riot helmets, and a $6 million (€4.7 million) order for 2,000 ballistic vests, reflecting superb teamwork between our U.S.-based Paraclete body armor business and our customer focus team in France.


POLICE

Illustrating the growth potential for MSA's head protection products, the company received a 3-year order for 40,000 G3 Gendarmerie riot helmets for the police forces in France.

Oil, Gas and Petrochemical

- PEMEX – A $6 million contract to supply flame and gas detection monitoring systems to Mexico's state-owned petroleum company.



The Oil, Gas & Petrochemical market continues to be a growth driver for MSA. In early 2008 MSA secured a $6 million contract from PEMEX for flame and gas monitoring systems.


42
BERUFS
WIEN

In 2008 MSA secured a $1.3 million order from the Vienna Fire Brigade for F1® Fire Helmets.



Every Life Has a Purpose

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008 **Commission File No. 1-15579**

MINE SAFETY APPLIANCES COMPANY
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	**25-0668780** (IRS Employer Identification No.)
121 Gamma Drive **RIDC Industrial Park** **O'Hara Township** **Pittsburgh, Pennsylvania** (Address of principal executive offices)	**15238** (Zip Code)

Registrant's telephone number, including area code: 412-967-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	**New York Stock Exchange**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of February 13, 2009, there were outstanding 35,784,480 shares of common stock, no par value, not including 2,378,462 shares held by the Mine Safety Appliances Company Stock Compensation Trust. The aggregate market value of voting stock held by non-affiliates as of June 30, 2008 was approximately $1.2 billion.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the May 12, 2009 Annual Meeting of Shareholders are incorporated by reference into Part III.

Table of Contents

Forward-Looking Statements

This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, but are not limited to, those listed in this report under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable words. These statements are only predictions and are not guarantees of future performance. Therefore, actual events or results may differ materially from those expressed or forecasted in these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update publicly any of the forward-looking statements after the date of this report whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

Overview—Mine Safety Appliances Company was incorporated in Pennsylvania in 1914. We are a global leader in the development, manufacture and supply of products that protect people's health and safety. Our safety products typically integrate any combination of electronics, mechanical systems, and advanced materials to protect users against hazardous or life threatening situations. Our comprehensive line of safety products is used by workers around the world in the fire service, homeland security, construction, and other industries, as well as the military. Our broad product offering includes self-contained breathing apparatus, or SCBAs, gas masks, gas detection instruments, head protection, respirators, thermal imaging cameras, fall protection, and ballistic helmets and body armor. We also provide a broad offering of consumer and contractor safety products through retail channels.

We dedicate significant resources to research and development, which allows us to produce innovative safety products that are often first to market and exceed industry standards. Our global product development teams include cross-geographic and cross-functional members from various functional areas throughout the company, including research and development, marketing, sales, operations, and quality management. Our engineers and technical associates work closely with the safety industry's leading standards-setting groups and trade associations, such as the National Institute for Occupational Safety and Health, or NIOSH, and the National Fire Protection Association, or NFPA, to develop industry product requirements and standards and to anticipate their impact on our product lines.

Segments—We tailor our product offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. We believe that we best serve these customer preferences by organizing our business into three geographic segments: North America, Europe, and International. Segment information is presented in the note entitled "Segment Information" in Item 8—Financial Statements and Supplementary Data.

Because our financial statements are stated in U.S. dollars, currency fluctuations may affect our results of operations and financial position and may affect the comparability of our results between financial periods.

Principal Products—We manufacture and sell a comprehensive line of safety products to protect workers around the world in the fire service, homeland security, construction, and other industries, as well as the military. We also provide a broad offering of consumer and contractor safety products through retail channels. Our products protect people against a wide variety of hazardous or life-threatening situations. The following is a brief description of each of our principal product categories:

Respiratory protection. Respiratory protection products are used to protect against the harmful effects of contamination caused by dust, gases, fumes, volatile chemicals, sprays, micro-organisms, fibers, and other contaminants. We offer a broad and comprehensive line of respiratory protection products.

- *Self Contained Breathing Apparatus.* SCBAs are used by first responders, petrochemical plant workers, and anyone entering an environment deemed immediately dangerous to life and health. SCBAs are also used by first responders to protect against exposure to chemical, biological, radiological, and nuclear, or CBRN, agents. In September 2007, our latest generation SCBA, the FireHawk®M7, was certified as meeting new rigorous performance requirements adopted by the NFPA. The FireHawk M7 Air Mask was the first device of its kind to be certified by the Safety Equipment Institute, or SEI, as NFPA compliant for both its breathing apparatus and Personal Alert Safety System, or PASS. The PASS device is an SCBA component that sounds a loud, piercing alarm when a firefighter becomes disabled or lies motionless for 30 seconds. The new NFPA standards also established higher benchmarks for electronics durability.

- *Air-purifying respirators.* Air-purifying respirators range from the simple, filtering types to powered full-facepiece versions for many hazardous applications, including:
  - full-face gas masks for military personnel and first responders exposed to known and unknown concentrations of hazardous gases, chemicals, vapors, and particulates;
  - half-mask respirators for industrial workers, painters, and construction workers exposed to known concentrations of gases, vapors, and particulates;
  - powered-air purifying respirators for industrial, hazmat, and remediation workers who have longer term exposures to hazards in their work environment; and
  - dust and pollen masks for maintenance workers, contractors, and at-home consumers exposed to nuisance dusts, allergens, and other particulates.
- *Gas masks.* We have supplied gas masks to the U.S. military for several decades. The latest versions of these masks are currently in use by the U.S. military in Iraq, Afghanistan, and other parts of the world. Our commercial version of this gas mask, the Millennium, was developed based on the MCU-2/P, the gas mask currently used by the U.S. Air Force, and U.S. Navy.
- *Escape hoods.* Our Response Escape Hood is used by law enforcement personnel, government workers, chemical and pharmaceutical workers, and anyone needing to escape from unknown concentrations of a chemical, biological or radiological release of toxic gases and vapors. The hood gives users head and upper neck coverage and respiratory protection to help them escape from threatening situations quickly and easily.

Portable and permanent gas detection instruments. Our hand-held and permanent instruments are used to detect the presence or absence of various gases in the air. These instruments can be either hand-held or permanently installed. Typical applications of these instruments include the detection of the lack of oxygen in confined spaces or the presence of combustible or toxic gases.

- *Single- and multi-gas hand-held detectors.* Our single- and multi-gas detectors provide portable solutions for detecting the presence of oxygen, hydrogen sulfide, carbon monoxide, and combustible gas, either singularly or all four gases at once. Our hand-held portable instruments are used by chemical workers, oil and gas workers, utility workers entering confined spaces, or anywhere a user needs protection to continuously monitor the quality of the atmosphere they are working in and around.
- *Multi-point permanently installed gas detection systems.* Our comprehensive line of gas monitoring systems is used to continuously monitor for combustible and toxic gases and oxygen deficiency in virtually any gas detection application where continuous monitoring is required. Our systems are used for gas detection in pulp and paper, refrigerant monitoring, petrochemical, and general industrial applications. One of our newest lines, the SafeSite® Multi-Threat Wireless Detection System, designed and developed for homeland security applications, combines the technologies and features from our line of permanent and portable gas detection offerings. The SafeSite System detects and communicates the presence of toxic industrial chemicals and chemical warfare agents. With up to 16 monitoring stations, wirelessly connected to a base station, the SafeSite System allows law enforcement officials to rapidly deploy and set up perimeter gas sensing sentinels that continuously monitor the air for toxic gases at large public events, in subways or at federal facilities, and continuously report their status to incident command.
- *Flame detectors and open-path infrared gas detectors.* Our line of flame and combustible gas detectors is used for plant-wide monitoring of toxic gas concentrations and for detecting the presence of flames. These systems use infrared optics to detect potentially hazardous conditions across distances as far as 120 meters, making them suitable for use in such places as offshore oil rigs, storage vessels, refineries, pipelines, and ventilation ducts. First used in the oil and gas industry, our systems currently have broad applications in petrochemical facilities, the transportation industry, and in pharmaceutical production.

Thermal imaging cameras. Our hand-held infrared thermal imaging cameras, or TICs, are used in the global fire service market. TICs detect sources of heat in order to locate downed firefighters and other people trapped inside burning or smoke-filled structures. TICs can also be used to identify "hot spots." Our Evolution® 5200 and Evolution 5200 HD2 Thermal Imaging Cameras, combine the functionality and durability required by the fire service with features and performance capabilities not found in other small format TICs. The Evolution 5600 Thermal Imaging Camera provides high resolution and an extended high sensitivity operating range in a rugged, user-friendly and affordable design.

Head, eye, face, and hearing protection. Head, eye, face, and hearing protection is used in work environments where hazards present dangers such as dust, flying particles, metal fragments, chemicals, extreme glare, optical radiation, and items dropped from above.

- *Industrial hard hats.* Our broad line of hard hats include full-brim hats and traditional hard hats, available in custom colors and with custom logos. These hard hats are used by plant, steel and construction workers, miners and welders.
- *Fire helmets.* Our fire service products include leather, traditional, modern, and specialty helmets designed to satisfy the preferences of firefighters across geographic regions. Our CairnsHELMET is the number one helmet in the North American fire service market based on 2008 sales. Similarly, our Gallet firefighting helmet has a number one market position in Europe based on 2008 sales.
- *Military helmets and communication systems.* The Advanced Combat Helmet, or ACH, is used by the military for ballistic head protection. The ACH was originally designed for the Special Forces of the U.S. military and has now been designated as the "basis of issue" by the U.S. Army. In recent years, military forces in Iraq and Afghanistan have trusted MSA's battle-tested ACH and related Modular Integrated Communication Headset, or MICH™. MICH is a light weight and comfortable communication system that provides superior hearing protection as well as clear radio/intercom communications.
- *Eye, face, and hearing protection.* We manufacture and sell a broad line of hearing protection products, non-prescription protective eyewear, and face shields, used in a variety of industries.

Body protection.

- *Fall protection.* Our broad line of fall protection equipment includes confined space equipment, harnesses/fall arrest equipment, lanyards, and lifelines.
- *Ballistic body armor.* Our MSA Paraclete Releasable Assault Vest and Releasable Modular Vest are used primarily by the U.S. military, including Special Forces Units. Our ForceField™ Body Armor line features concealable ballistic vests and over-the-uniform tactical vests designed primarily for law enforcement applications.

Customers—Our customers generally fall into three categories: industrial and military end-users, distributors, and retail consumers. In North America, we make nearly all of our non-military sales through our distributors. In our European and International segments, we make our sales through both indirect and direct sales channels. Our U.S. military customers, which are comprised of multiple U.S. government entities, including the Department of Defense, accounted for approximately 11% of our 2008 sales. The year-end backlog of orders under contracts with U.S. government agencies was $23.4 million in 2008, $35.1 million in 2007, and $33.1 million in 2006.

Industrial and military end-users—Examples of the primary industrial and military end-users of our core products are listed below:

Products	Primary End-Users
Respiratory Protection	First Responders; General Industry Workers; Military Personnel
Gas Detection	Oil, Gas, Petrochemical and Chemical Workers; First Responders; Hazmat, and Confined Space Workers
Head, Eye and Face, and Hearing Protection	Construction Workers and Contractors; First Responders; General Industry Workers; Military Personnel
Thermal Imaging Cameras	First Responders

Sales and Distribution—Our sales and distribution team consists of distinct marketing, field sales and customer service organizations for our three geographic segments: North America, Europe, and International. We believe our sales and distribution team, totaling over 400 dedicated associates, is the largest in our industry. In most geographic areas, our field sales organizations work jointly with select distributors to call on end-users, educating them about hazards, exposure limits, safety requirements, and product applications, as well as specific performance requirements of our products. In our International segment and Eastern Europe where distributors are not well established, our sales associates work with and sell directly to end-users. Our development of relationships with end-users is critical to increasing the overall demand for our products.

The in-depth customer training and education provided by our sales associates to our customers are critical to ensure proper use of many of our products, such as SCBAs and gas detection instruments. As a result of our sales associates working closely with end-users, they gain valuable insight into customer preferences and needs. To better serve our customers and to ensure that our sales associates are among the most knowledgeable and professional in the industry, we place significant emphasis on training our sales associates with respect to product application, industry standards and regulations, sales skills and sales force automation.

We believe our sales and distribution strategy allows us to deliver a customer value proposition that differentiates our products and services from those of our competitors, resulting in increased customer loyalty and demand.

In areas where we use indirect selling, we promote, distribute, and service our products to general industry through select authorized national, regional, and local distributors. Some of our key distributors include Airgas, W.W. Grainger Inc., Fisher Safety, and Hagemeyer. In North America, we distribute fire service products primarily through specially trained local and regional distributors who provide advanced training and service capabilities to volunteer and paid municipal fire departments. In our European and International segments, we primarily sell to and service the fire service market directly. Because of our broad and diverse product line and our desire to reach as many markets and market segments as possible, we have over 4,000 authorized distributor locations worldwide.

We market consumer products under the MSA Safety Works brand through a dedicated sales and marketing force. We serve the retail consumer through various channels, including distributors, such as Orgill Bros., hardware and equipment rental outlets, such as United Rentals, and retail chains, such as The Home Depot and TrueValue.

Competition—We believe the worldwide personal protection equipment market, including the sophisticated safety products market in which we compete, generates annual sales in excess of $13.0 billion. The industry supplying this market is broad and highly fragmented with few participants able to offer a comprehensive line of safety products. Generally, global demand for safety products has been stable or growing because purchases of these products are non-discretionary since they protect workers in hazardous and life-threatening work environments and because their use is often mandated by government and industry regulations. Moreover, safety products industry revenues reflect the need to consistently replace many safety products that have limited life spans due to normal wear-and-tear or because they are one-time use products by design.

The safety products market is highly competitive, with participants ranging in size from small companies focusing on a single type of personal protection equipment to a few large multinational corporations which manufacture and supply many types of sophisticated safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, agency approvals, design and style), price, brand name recognition and service.

We believe we compete favorably within each of our operating segments as a result of our high quality and cost-efficient product offerings and strong brand trust and recognition.

Research and Development—To maintain our position at the forefront of safety equipment technology, we operate three sophisticated research and development facilities. We believe our dedication and commitment to innovation and research and development allow us to produce innovative safety products that are often first to market and exceed industry standards. In 2008, 2007, and 2006, on a global basis, we spent $35.0 million, $30.2 million, and $26.0 million, respectively, on research and development. Our engineering groups operate primarily in the United States and Germany, and to a lesser extent in France and Sweden. Our global product development teams include cross-geographic and cross-functional members from various areas throughout the company, including research and development, marketing, sales, operations, and quality management. These teams are responsible for setting product line strategy based on their understanding of the markets and the technologies, opportunities and challenges they foresee in each product area. We believe our team-based, cross-geographic and cross-functional approach to new product development is a source of competitive advantage. Our approach to the new product development process allows us to tailor our product offerings and product line strategies to satisfy distinct customer preferences and industry regulations that vary across our three geographic segments.

We believe another important aspect of our approach to new product development is that our engineers and technical associates work closely with the safety industry's leading standards-setting groups and trade associations, such as the National Institute for Occupational Safety and Health, or NIOSH, and the National Fire Protection Association, or NFPA, to develop industry product requirements and standards and anticipate their impact on our product lines. For example, nearly every consensus standard-setting body around the world that impacts our product lines has one of our key managers as a voting member. Key members of our management team understand the impact that these standard-setting organizations have on our new product development pipeline and devote time and attention to anticipating a new standard's impact on our sales and operating results. Because of our technological sophistication, commitment to and membership on global standard-setting bodies, resource dedication to research and development and unique approach to the new product development process, we believe we are well-positioned to anticipate and adapt to the needs of changing product standards and gain the approvals and certifications necessary to meet new government and multinational product regulations.

Patents and Intellectual Property—We own and have obtained licenses to significant intellectual property, including a number of domestic and foreign patents, patent applications and trademarks related to our products, processes and business. Although our intellectual property plays an important role in maintaining our competitive position in a number of markets that we serve, no single patent, or patent application, trademark or license is, in our opinion, of such value to us that our business would be materially affected by the expiration or termination thereof, other than the "MSA" trademark. Our patents expire at various times in the future not exceeding 20 years. Our general policy is to apply for patents on an ongoing basis in the United States and other countries, as appropriate, to perfect our patent development. In addition to our patents, we have also developed or acquired a substantial body of manufacturing know-how that we believe provides a significant competitive advantage over our competitors.

Raw Materials and Suppliers—Many of the components of our products are formulated, machined, tooled, or molded in-house from raw materials. For example, we rely on integrated manufacturing capabilities for breathing apparatus, gas masks, ballistic helmets, hard hats, and circuit boards. The primary raw materials that we source from third parties include rubber, chemical filter media, eye and face protective lenses, air cylinders, certain metals, electronic components, and ballistic resistant and non-ballistic fabrics. We purchase these materials both domestically and internationally, and we believe our supply sources are both well established and reliable. We have close vendor relationship programs with the majority of our key raw material suppliers. Although we generally do not have long-term supply contracts, we have not experienced any significant problems in obtaining adequate raw materials.

Associates—At December 31, 2008, we had approximately 5,100 associates, approximately 2,800 of whom were employed by our European and International segments. None of our U.S. associates are subject to the provisions of a collective bargaining agreement. Some of our associates outside the United States are members of unions. We have not experienced a work stoppage in over 10 years and believe our relations with our associates are good.

Available Information—We post the following filings on the Investor Relations page on our Web site at www.msanet.com as soon as reasonably practicable after they have been electronically filed with or furnished to the Securities and Exchange Commission: our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our Investor Relations Web page are available to be viewed on this page free of charge. Information contained on our Web site is not part of this annual report on Form 10-K or our other filings with the Securities and Exchange Commission.

Item 1A. Risk Factors

The duration and severity of the current global economic downturn and disruptions in financial markets could materially and adversely affect our business, results of operations, and financial condition.

The recent deterioration of the general economic environment, distress in the financial markets and general uncertainty about the economy are having a significant negative impact on governments, businesses and consumers around the world. In addition, the impact of current economic conditions on the operations or liquidity of any party with whom we conduct business could adversely affect our business. If these conditions continue or worsen, we could experience declines in revenue, profitability and cash flow due to reduced orders, payment delays, supply chain disruptions or other factors caused by the economic challenges faced by our customers and suppliers. We are unsure of the duration and severity of this economic crisis. However, a protracted continuation or worsening of the global economic downturn or disruptions in the financial markets could have a material adverse effect on our business, results of operations and financial condition.

A reduction in the spending patterns of government agencies could materially and adversely affect our net sales, earnings and cash flow.

The demand for our products sold to the fire service market, the homeland security market, and to U.S. government agencies, including the Department of Defense, is, in large part, driven by available government funding. For example, the level of government funding in these markets increased significantly after the attacks of September 11, 2001, fueling the demand for many of our products such as SCBAs, gas masks, and Advanced Combat Helmets, and declined in 2005 and 2006, as government funding priorities changed. Approximately 11% of our net sales for the year ended December 31, 2008 were made directly to U.S. military customers. Government budgets are set annually and we cannot assure you that government funding will be sustained at the same level in the future. A significant reduction in available government funding in the future could materially and adversely affect our net sales, earnings and cash flow.

The markets in which we compete are highly competitive, and some of our competitors have greater financial and other resources than we do. The competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

The safety products market is highly competitive, with participants ranging in size from small companies focusing on single types of safety products, to large multinational corporations that manufacture and supply many types of safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, agency approvals, design and style), price, brand name trust and recognition, and customer service. Some of our competitors have greater financial and other resources than we do and our cash flows from operations could be adversely affected by competitors' new product innovations, technological advances made to competing products and pricing changes made by us in response to competition from existing or new competitors. We may not be able to compete successfully against current and future competitors and the competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

If we fail to introduce successful new products or extend our existing product lines, we may lose our market position and our financial performance may be materially and adversely affected.

In the safety products market, there are frequent introductions of new products and product line extensions. If we are unable to identify emerging consumer and technological trends, maintain and improve the competitiveness of our products and introduce new products, we may lose our market position, which could have a materially adverse effect on our business, financial condition and results of operations. Although we continue to invest significant resources in research and development and market research, continued product development and marketing efforts are subject to the risks inherent in the development of new products and product line extensions, including development delays, the failure of new products and product line extensions to achieve anticipated levels of market acceptance, and the cost of failed product introductions.

Product liability claims and our ability to collect related insurance receivables could have a materially adverse effect on our business, operating results, and financial condition.

We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. Although we have not experienced any material uninsured losses due to product liability claims, it is possible that we could experience material losses in the future. In the event any of our products prove to be defective, we could be required to recall or redesign such products. In addition, we may voluntarily recall or redesign certain products that could potentially be harmful to end users. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a materially adverse effect on our business, operating results, and financial condition.

In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts covered by insurance. Various factors could affect the timing and amount of recovery of insurance receivables, including: the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future. Failure to recover amounts due from our insurance carriers could have a materially adverse effect on our business, operating results, and financial condition.

Our ability to market and sell our products is subject to existing regulations and standards. Changes in such regulations and standards or our failure to comply with them could materially and adversely affect our results of operations.

Most of our products are required to meet performance and test standards designed to protect the health and safety of people around the world. Our inability to comply with these standards may materially and adversely affect our results of operations. Changes in regulations could reduce the demand for our products or require us to reengineer our products, thereby creating opportunities for our competitors. Regulatory approvals for our products may be delayed or denied for a variety of reasons that are outside of our control. Additionally, market anticipation of significant new standards, such as the National Fire Protection Association (NFPA) standard for breathing apparatus which was recently promulgated and became effective August 31, 2007, can cause customers to accelerate or delay buying decisions.

We have significant international operations, and we are subject to the risks of doing business in foreign countries.

We have business operations in over 30 foreign countries. In 2008, approximately 50% of our net sales were made by operations located outside the United States. Our international operations are subject to various political, economic, and other risks and uncertainties, which could adversely affect our business. These risks include the following:

- currency exchange rate fluctuations;
- unexpected changes in regulatory requirements;
- changes in trade policy or tariff regulations;
- changes in tax laws and regulations;
- intellectual property protection difficulties;
- difficulty in collecting accounts receivable;
- complications in complying with a variety of foreign laws and regulations, some of which conflict with U.S. laws;
- trade protection measures and price controls;
- trade sanctions and embargos;
- nationalization and expropriation;
- increased international instability or potential instability of foreign governments;
- the need to take extra security precautions for our international operations; and
- costs and difficulties in managing culturally and geographically diverse international operations.

Any one or more of these risks could have a negative impact on the success of our international operations, and thereby materially and adversely affect our business as a whole.

Our future results are subject to availability of, and fluctuations in the costs of, purchased components and materials due to market demand, currency exchange risks, material shortages, and other factors.

We depend on various components and materials to manufacture our products. Although we have not experienced any difficulty in obtaining components and materials, it is possible that any of our supplier relationships could be terminated. Any sustained interruption in our receipt of adequate supplies could have a materially adverse effect on our business, results of operations and financial condition. We cannot assure you that we will be able to successfully manage price fluctuations due to market demand, currency risks or material shortages, or that future price fluctuations will not have a materially adverse effect on our business, results of operations and financial condition.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends in large part on the continued contributions of our key management, engineering, and sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. Our success also depends on the abilities of new personnel to function effectively, both individually and as a group. If we are unable to attract, effectively integrate and retain management, engineering or sales and marketing personnel, then the execution of our growth strategy and our ability to react to changing market requirements may be impeded, and our business could suffer as a result. Competition for personnel is intense, and we cannot assure you that we will be successful in attracting and retaining qualified personnel. In addition, we do not currently maintain key person life insurance.

We are subject to various environmental laws and any violation of these laws could adversely affect our results of operations.

We are subject to federal, state, and local laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, and the maintenance of a safe workplace. These laws impose penalties for noncompliance and liability for response costs and certain damages resulting from past and current spills, disposals, or other releases of hazardous materials. We could incur substantial costs as a result of noncompliance with or liability for cleanup pursuant to these environmental laws. We have identified several known and potential environmental liabilities, which we do not believe are material. Environmental laws have changed rapidly in recent years, and we may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted, these future laws could have a materially adverse effect on our results of operations.

Our inability to successfully identify, consummate and integrate future acquisitions, or to realize anticipated cost savings and other benefits could adversely affect our business.

One of our operating strategies is to selectively pursue acquisitions. Any future acquisitions will depend on our ability to identify suitable acquisition candidates and successfully consummate such acquisitions. Acquisitions involve a number of risks including:

- failure of the acquired businesses to achieve the results we expect;
- diversion of our management's attention from operational matters;
- our inability to retain key personnel of the acquired businesses;
- risks associated with unanticipated events or liabilities;
- potential disruption of our existing business; and
- customer dissatisfaction or performance problems at the acquired businesses.

If we are unable to integrate or successfully manage businesses that we may acquire in the future, we may not realize anticipated cost savings, improved manufacturing efficiencies and increased revenue, which may result in materially adverse short- and long-term effects on our operating results, financial condition and liquidity. Even if we are able to integrate the operations of our acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame, and such benefits may be offset by costs incurred in integrating the acquired companies and increases in other expenses.

Because we derive a significant portion of our sales from the operations of our foreign subsidiaries, future currency exchange rate fluctuations may adversely affect our results of operations and financial condition, and may affect the comparability of our results between financial periods.

For the year ended December 31, 2008, the operations in our European and International segments accounted for approximately 47% of our net sales. The results of our foreign operations are reported in the local currency and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar have fluctuated significantly in recent years, and may continue to do so in the future. In addition, because our financial statements are stated in U.S. dollars, such fluctuations may affect our results of operations and financial position, and may affect the comparability of our results between financial periods. We cannot assure you that we will be able to effectively manage our exchange rate risks or that any volatility in currency exchange rates will not have a materially adverse effect on our results of operations and financial condition.

Our continued success depends on our ability to protect our intellectual property. If we are unable to protect our intellectual property, our net sales could be materially and adversely affected.

Our success depends, in part, on our ability to obtain and enforce patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. We have been issued patents and have registered trademarks with respect to many of our products, but our competitors could independently develop similar or superior products or technologies, duplicate any of our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have, or will acquire, licenses for patents or trademarks that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third party rights.

In addition to patent and trademark protection, we also protect trade secrets, know-how, and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our results of operations and financial condition could be materially and adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive offices are located at 121 Gamma Drive, RIDC Industrial Park, O'Hara Township, Pittsburgh, Pennsylvania 15238 in a 93,000 square-foot building owned by us. We own or lease our primary facilities located in five states in the United States and in a number of other countries. We believe that all of our facilities, including the manufacturing facilities, are in good repair and in suitable condition for the purposes for which they are used.

The following table sets forth a list of our primary facilities:

Location	Function	Square Feet	Owned or Leased
North America			
Murrysville, PA	Manufacturing	295,000	Owned
Cranberry Twp., PA	Office, Research and Development, and Manufacturing	212,000	Owned
St. Pauls, NC	Manufacturing	144,000	Leased
Jacksonville, NC	Manufacturing	107,000	Owned
Pittsburgh, PA	Office	93,000	Owned
Evans City, PA	Manufacturing	87,000	Leased
Pittsburgh, PA	Distribution	81,000	Leased
Queretaro, Mexico	Office, Manufacturing and Distribution	77,000	Leased
Cranberry Twp., PA	Research and Development	68,000	Owned
Englewood, CO	Manufacturing	41,000	Leased
Englewood, CO	Distribution	15,000	Leased
Newport, VT	Manufacturing	12,000	Leased
Bowling Green, KY	Office, Research and Development, and Manufacturing	7,000	Leased
Toronto, Canada	Distribution	5,000	Leased
Europe			
Berlin, Germany	Office, Research and Development, Manufacturing, and Distribution	340,000	Leased
Chatillon sur Chalaronne, France	Office, Research and Development, Manufacturing, and Distribution	94,000	Owned
Glasgow, Scotland	Office and Distribution	25,000	Leased
Milan, Italy	Office and Distribution	25,000	Owned
Mohammedia, Morocco	Manufacturing	24,000	Owned
Vernamo, Sweden	Office, Research and Development, Manufacturing, and Distribution	17,000	Leased
International			
Suzhou, China	Office, Research and Development, Manufacturing, and Distribution	168,000	Owned
Johannesburg, South Africa	Office, Manufacturing, and Distribution	89,000	Leased
Sydney, Australia	Office, Manufacturing, and Distribution	84,000	Owned
Sao Paulo, Brazil	Office, Manufacturing, and Distribution	74,000	Owned
Wuxi, China	Office, Manufacturing, and Distribution	38,000	Owned
Lima, Peru	Office and Distribution	34,000	Owned
Rajarhat, India	Office and Distribution	10,000	Leased
Buenos Aires, Argentina	Office and Distribution	9,000	Owned

Item 3. Legal Proceedings

We are subject to federal, state, and local laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, and the maintenance of a safe workplace. There are no current or expected legal proceedings or expenditures with respect to environmental matters that would materially affect our operations.

Various lawsuits and claims arising in the normal course of business are pending against us. These lawsuits are primarily product liability claims. We are presently named as a defendant in approximately 2,600 lawsuits, primarily involving respiratory protection products allegedly manufactured and sold by us. Collectively, these lawsuits represent a total of approximately 12,600 plaintiffs. Approximately 90% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us. Consistent with the experience of other companies involved in silica and asbestos-related litigation, in recent years there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential maximum liability for such claims, in part because the defendants in these lawsuits are often numerous, and the claims generally do not specify the amount of damages sought.

With some limited exceptions, we maintain insurance against product liability claims. We also maintain a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. We evaluate our exposures on an ongoing basis and make adjustments to the reserve as appropriate. Based on information currently available, we believe that the disposition of matters that are pending will not have a materially adverse effect on our financial condition.

In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts covered by insurance. Various factors could affect the timing and amount of recovery of insurance receivables, including: the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future.

We are currently involved in coverage litigation with Century Indemnity Company (Century). Century filed a lawsuit in the Superior Court of New Jersey seeking a declaration of Century's obligations with respect to certain asbestos, silica and other claims under five insurance policies issued to us by Century. The New Jersey Superior Court issued an order granting our motion to dismiss this case on jurisdictional grounds. Century appealed that order and on February 26, 2008, the Appellate Division of the Superior Court of New Jersey affirmed the decision of the trial court dismissing the case. The decision of the appellate court was not appealed and the New Jersey action is concluded. We have sued Century in the Court of Common Pleas of Allegheny County, Pennsylvania, alleging that Century breached the five insurance policies by failing to pay amounts owing to us. The Pennsylvania court has denied a motion by Century to stay or dismiss the Pennsylvania lawsuit in favor of the New Jersey action. The court also denied certain preliminary motions filed by both parties to narrow the issues in dispute. We filed a motion to compel discovery, which was granted by the court in October 2008, and Century has begun to comply with that order. It is expected that additional motions will be filed during discovery. We believe that Century's refusal to indemnify us under the policies is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all amounts.

We regularly evaluate the collectibility of insurance receivables and record the amounts that we conclude are probable of collection based on our analysis of our various policies, pertinent case law interpreting comparable policies and our experience with similar claims. Receivables from insurance carriers totaled $60.6 million and $39.1 million at December 31, 2008 and 2007, respectively. Based upon our evaluation of applicable insurance coverage and the current status of the coverage litigation discussed in the preceding paragraph, we believe that the recorded balance is fully recoverable from carriers.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our security holders during the fourth quarter of 2008.

Executive Officers of the Registrant

The following sets forth the names and ages of our executive officers as of February 26, 2009, indicating all positions held during the past five years:

Name	Age	Title
William M. Lambert[(a)]	50	President and Chief Executive Officer since May 2008.
Joseph A. Bigler[(b)]	59	Vice President and President, MSA North America since May 2007.
Kerry M. Bove[(c)]	50	Vice President, Global Operational Excellence since May 2007.
Rob Cañizares[(d)]	59	Executive Vice President and President, MSA International since May 2007.
Ronald N. Herring, Jr.[(e)]	48	Vice President, Global Product Leadership since May 2007.
Douglas K. McClaine[(f)]	51	Vice President, Secretary and General Counsel since May 2005.
Stephen C. Plut[(g)]	49	Vice President and Chief Information Officer since May 2005.
Paul R. Uhler[(h)]	50	Vice President, Global Human Resources since May 2007.
Dennis L. Zeitler[(i)]	60	Senior Vice President, Chief Financial Officer and Treasurer since June 2007.

(a) Prior to his present position, Mr. Lambert held the positions of President and Chief Operating Officer; Vice President and President, MSA North America; and Vice President and General Manager of the Safety Products Division.

(b) Prior to his present position, Mr. Bigler was Vice President, primarily responsible for North American Sales and Distribution.

(c) Prior to his present position, Mr. Bove was Vice President, primarily responsible for Global Manufacturing Operations and Materials Management.

(d) Prior to his present position, Mr. Cañizares was Vice President and President, MSA International.

(e) Prior to his present position, Mr. Herring held the positions of Vice President, primarily responsible for Global Marketing, Research and Engineering and Quality Assurance; and General Manager, Safety Products Division.

(f) Prior to his present position, Mr. McClaine was Secretary and General Counsel.

(g) Prior to his present position, Mr. Plut was Chief Information Officer.

(h) Prior to his present position, Mr. Uhler held the positions of Vice President, primarily responsible for North American Human Resources and Corporate Communications; Director of Human Resources and Corporate Communications; and Director of Operations, Safety Products Division.

(i) Prior to his present position, Mr. Zeitler was Vice President, Chief Financial Officer and Treasurer.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "MSA". Stock price ranges and dividends declared were as follows:

	Price Range of Our Common Stock		
	High	**Low**	**Dividends**
Year ended December 31, 2007			
First Quarter	$43.71	$35.98	$0.18
Second Quarter	44.49	39.67	0.22
Third Quarter	60.64	41.13	0.22
Fourth Quarter	56.94	42.84	0.22
Year ended December 31, 2008			
First Quarter	$52.37	$38.66	$0.22
Second Quarter	42.50	35.20	0.24
Third Quarter	41.61	30.47	0.24
Fourth Quarter	38.84	18.86	0.24

On February 13, 2009, there were 409 registered holders of our shares of common stock.

The information appearing in Part III below regarding common stock issuable under our equity compensation plans is incorporated herein by reference.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31, 2008	321	$38.12	—	1,803,712
November 1 - November 30, 2008	—	—	—	1,991,829
December 1 - December 31, 2008	—	—	—	2,036,814

On November 2, 2005, the Board of Directors authorized the purchase of up to $100 million of common stock from time-to-time in private transactions and on the open market. The share purchase program has no expiration date. The maximum shares that may yet be purchased is calculated based on the dollars remaining under the program and the respective month-end closing share price.

We do not have any other share purchase programs.

The October 2008 share purchases related to stock compensation transactions.

Comparison of Five-Year Cumulative Total Return

Set forth below is a line graph and table comparing the cumulative total returns (assuming reinvestment of dividends) for the five years ended December 31, 2008 of $100 invested on December 31, 2003 in each of Mine Safety Appliances Company's common stock, the Standard & Poor's 500 Composite Index, and the Russell 2000 Index. Because our competitors are principally privately held concerns or subsidiaries or divisions of corporations engaged in multiple lines of business, we do not believe it feasible to construct a peer group comparison on an industry or line-of-business basis. The Russell 2000 Index, while including corporations both larger and smaller than MSA in terms of market capitalization, is composed of corporations with an average market capitalization similar to us.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Mine Safety Appliances Company, The S&P 500 Index
And The Russell 2000 Index



$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
Mine Safety Appliances Company
S&P 500
Russell 2000

	Value at December 31					
	2003	2004	2005	2006	2007	2008
MSA	$100.00	$193.47	$139.85	$144.06	$207.75	$98.34
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements, including the respective notes thereto, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this annual report on Form 10-K.

	2008	2007	2006	2005	2004
		(In thousands, except as noted)			
Statement of Income Data:					
Net sales	$1,134,282	$ 990,252	$913,714	$907,912	$852,509
Other income	5,261	17,396	5,384	4,058	5,004
Cost of products sold	701,679	616,203	568,410	558,921	518,174
Selling, general and administrative	270,584	241,138	215,663	201,367	198,714
Research and development	35,020	30,196	26,037	21,928	22,648
Restructuring and other charges	3,936	4,142	6,981	—	—
Interest	8,923	9,913	6,228	5,484	3,845
Currency exchange losses (gains)	6,943	(132)	3,139	474	264
Provision for income taxes	42,036	38,600	28,722	42,013	42,821
Net income	70,422	67,588	63,918	81,783	71,047
Earnings per Share Data:					
Basic per common share (in dollars)	$ 1.98	$ 1.89	$ 1.76	$ 2.24	$ 1.91
Diluted per common share (in dollars)	1.96	1.86	1.73	2.19	1.86
Dividends paid per common share (in dollars)	.94	.84	.68	.52	.37
Weighted average common shares outstanding—basic	35,593	35,651	36,366	36,560	37,111
Balance Sheet Data:					
Working capital	$ 258,088	$ 287,861	$289,424	$246,367	$270,593
Working capital ratio	2.2	2.4	3.3	2.9	3.1
Net property	141,409	130,445	120,651	116,209	123,716
Total assets	875,810	1,016,306	898,620	725,357	734,110
Long-term debt	94,082	103,726	112,541	45,834	54,463
Common shareholders' equity	392,841	460,604	436,926	381,470	376,679
Equity per common share (in dollars)	10.98	12.92	12.13	10.44	10.09
Note:					
Cost of products sold, selling, general and administrative expenses, and research and development expenses include noncash pension income.					
Noncash pension income, pre-tax	$ 9,848	$ 4,535	$ 4,147	$ 6,104	$ 7,188

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the historical financial statements and other financial information included elsewhere in this annual report on Form 10-K. This discussion may contain forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions, and projections about our industry, business, and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this annual report entitled "Forward-Looking Statements" and "Risk Factors."

BUSINESS OVERVIEW

We are a global leader in the development, manufacture and supply of products that protect people's health and safety. Our safety products typically integrate any combination of electronics, mechanical systems, and advanced materials to protect users against hazardous or life threatening situations. Our comprehensive lines of safety products are used by workers around the world in the fire service, homeland security, construction, and other industries, as well as the military.

We are committed to providing our customers with service unmatched in the safety industry and, in the process, enhancing our ability to provide a growing line of safety solutions for customers in key global markets. Four strategic imperatives drive us toward our goal of building customer loyalty by delivering exceptional levels of protection, quality, and value:

- Achieve sustainable growth through product leadership;
- Expand market penetration through exceptional customer focus;
- Control costs and increase efficiency in asset utilization; and
- Build the depth, breadth, and diversity of our global team.

We tailor our product offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. We believe that we best serve these customer preferences by organizing our business into three geographic segments: North America, Europe, and International. Each segment includes a number of operating companies. In 2008, approximately 52%, 25%, and 23% of our net sales were made by our North American, European, and International segments, respectively.

North America. Our largest manufacturing and research and development facilities are located in the United States. We serve our North American markets with sales and distribution functions in the U.S., Canada, and Mexico.

Europe. Our European segment includes well-established companies in most Western European countries and more recently established operations in a number of Eastern European locations. Our largest European companies, based in Germany and France, develop, manufacture, and sell a wide variety of products. Operations in other European countries focus primarily on sales and distribution in their respective home country markets. While some of these companies may perform limited production, most of their sales are of products that are manufactured in our plants in Germany, France, and the U.S., or are purchased from third party vendors.

International. Our International segment includes operating entities located in Abu Dhabi, Argentina, Australia, Brazil, Columbia, Chile, China, Egypt, Hong Kong, India, Indonesia, Japan, Malaysia, Peru, Singapore, South Africa, Thailand, and Zambia, some of which are in developing regions of the world. Principal manufacturing operations are located in Australia, Brazil, South Africa, and China. These companies develop and manufacture products that are sold primarily in each company's home country and regional markets. The other companies in the International segment focus primarily on sales and distribution in their respective home country markets. While some of these companies may perform limited production, most of their sales are of products that are manufactured in our plants in the U.S., Germany, and France, or are purchased from third party vendors.

ACQUISITIONS

In December 2007, we acquired TecBOS GmbH of Halstenbek, Germany. TecBOS is a leading developer of software solutions for the fire service and other emergency planning organizations. We believe that this acquisition strengthens our presence in the European fire service and emergency responder market by adding complementary software solutions used for on-site management and reporting of major incidents such as fires, traffic accidents, industrial plant emergencies and public events.

In March 2007, we acquired Acceleron Technologies, LLC, a San Francisco-based developer of advanced technology suitable for personal locator devices. Acceleron has key patents and know-how in the area of compensated inertial navigation sensing as applied to personnel tracking. We believe that this technology is particularly well-suited for personal locator applications inside buildings where GPS is denied. The patented technology and know-how significantly increases data accuracy and minimizes the drift that can occur in conventional systems. We believe that the acquisition of this technology expedites the development of much needed and more reliable systems for use in first responder and soldier location applications.

In March 2007, we acquired the outstanding shares of MSA (India) Limited that were previously held by our joint venture partner. As a wholly-owned subsidiary under MSA management, we believe that we are better positioned to take advantage of opportunities in the large and growing Indian market.

In September 2006, we acquired Paraclete Armor and Equipment, Inc. of St. Pauls, North Carolina. Paraclete is an innovator and developer of advanced ballistic body armor used by military personnel, including Special Forces units of the U.S. military. We believe that the acquisition of Paraclete strategically positions us to provide a broad range of ballistic protective equipment to both the military and law enforcement markets.

In January 2006, we took steps to ensure our compliance with South African Black Economic Empowerment (BEE) requirements by forming a new South African holding company in which Mineworkers Investment Company of Johannesburg, South Africa holds a 25.1% ownership interest. Compliance with BEE, a South African government program similar to Affirmative Action in the United States, is key to achieving meaningful growth in South Africa, particularly in the mining industry. At the same time, we acquired Select Personal Protective Equipment (Select PPE) of South Africa, an established supplier of multi-brand safety equipment and solutions to the South African mining industry. Our existing South African company, MSA Africa, and Select PPE are operating independently under the newly-established South African holding company. We believe that our new South African operating structure significantly improves our market presence and expertise in serving the mining industry and provides significant growth opportunities in the region.

RESULTS OF OPERATIONS

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net sales. Net sales for the year ended December 31, 2008 were $1,134.3 million, an increase of $144.0 million, or 15%, from $990.3 million for the year ended December 31, 2007.

	2008	2007	Dollar Increase	Percent Increase
	(In millions)			
North America	$596.3	$515.1	$81.2	16%
Europe	280.6	238.3	42.3	18
International	257.4	236.8	20.6	9

Net sales of our North American segment were $596.3 million for the year ended December 31, 2008, an increase of $81.2 million, or 16%, compared to $515.1 million for the year ended December 31, 2007. Shipments of Self-Contained Breathing Apparatus (SCBA) improved $68.8 million during the current year. Higher SCBA sales during 2008 included $54.1 million in shipments of our Firehawk®M7 Responder to the U.S. Air Force.

The remainder of the increase in SCBA sales was largely due to higher first quarter 2008 shipments on customer orders that had been delayed during the second half of 2007 as manufacturers and the fire service market made the transition to a new National Fire Protection Association (NFPA) standard for SCBAs. Higher sales of Advanced Combat Helmets to the U.S. Army and CG634 helmets to the Canadian Forces, up $11.8 million and $14.2 million, respectively, in the current year, were partially offset by a $4.4 million decrease in shipments of other ballistic protection. Instrument sales were $6.2 million higher in the current year, primarily due to strong shipments of our new Altair® multigas detectors to the oil and gas industry. Sales of head protection, primarily to the construction industry, improved $3.3 million in the current year. Shipments of gas masks, Chemox breathing apparatus, and communication devices were down $9.6 million, $7.2 million, and $4.2 million, respectively, reflecting the completion of certain U.S. and Canadian military orders.

Net sales of our European segment were $280.6 million for the year ended December 31, 2008, an increase of $42.3 million, or 18%, from $238.3 million for the year ended December 31, 2007. Approximately half of the increase in European sales, when stated in U.S. dollars, was due to the favorable currency translation effects of the stronger euro. Higher local currency sales in Europe during 2008 reflect a $13.6 million increase in shipments of ballistic helmets and vests to law enforcement agencies and the military in France. The remainder of the improvement in European segment sales was primarily due to stronger shipments of SCBAs in Germany and Eastern Europe.

Net sales of our International segment were $257.4 million for the year ended December 31, 2008, an increase of $20.6 million, or 9%, compared to $236.8 million for the year ended December 31, 2007. The sales increase was primarily in Africa and Latin America, where local currency sales were up $12.1 million and $12.7 million, respectively. Higher sales in Africa and Latin America reflect our strategic focus on these markets, particularly with customers in the mining industry. International segment sales for the year ended December 31, 2007 benefited from a one-time $4.8 million shipment of ballistic vests to the Iraq Joint Contracting Command. Currency translation effects on 2008 International segment sales, when stated in U.S. dollars, were not significant.

Cost of products sold. Cost of products sold was $701.7 million for the year ended December 31, 2008, an increase of $85.5 million, or 14%, from $616.2 million for the year ended December 31, 2007.

Cost of products sold and operating expenses include net periodic pension benefit costs and credits. Pension credits, combined with pension costs, resulted in net pension credits for the year ended December 31, 2008 of $9.8 million, of which credits of approximately $7.2 million, $1.4 million, and $1.2 million were included in cost of products sold, selling, general and administrative expenses, and research and development expenses, respectively. Pension credits, combined with pension costs, resulted in net pension credits for the year ended December 31, 2007 of $4.5 million, of which credits of approximately $5.4 million and $0.8 million were included in cost of products sold and research and development expenses, respectively, and charges of $1.7 million in selling, general and administrative expenses. Future net pension credits can be volatile depending on the future performance of plan assets, changes in actuarial assumptions regarding such factors as the selection of discount rates and rates of return on plan assets, changes in the amortization levels of actuarial gains and losses, plan amendments affecting benefit pay-out levels, and profile changes in the participant populations being valued. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, our net income would be adversely affected.

Gross profit. Gross profit for the year ended December 31, 2008 was $432.6 million, an increase of $58.6 million, or 16%, from $374.0 million for the year ended December 31, 2007. The ratio of gross profit to sales was 38.1% in 2008 compared to 37.8% in 2007.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2008 were $270.6 million, an increase of $29.5 million, or 12%, from $241.1 million for the year ended December 31, 2007. Selling, general and administrative expenses were 23.9% of sales in 2008 compared to 24.4% of sales in 2007. Local currency selling, general and administrative expenses in the European and International segments were up $21.7 million during the year ended December 31, 2008, reflecting our increased focus on global initiatives and the higher selling and marketing expenses required to sustain our growth in these markets. North American segment selling, general and administrative expenses were up $2.0 million, primarily due to the increased selling and marketing expenses required to support higher sales levels. Currency exchange effects increased selling, general and administrative expenses, when stated in U.S. dollars, by $5.3 million, primarily due to the stronger euro.

Research and development expenses. Research and development expenses were $35.0 million for the year ended December 31, 2008, an increase of $4.8 million, or 16%, from $30.2 million for the year ended December 31, 2007. The increase occurred in the United States and Germany and reflects our continued focus on developing innovative new products.

Depreciation and amortization expense. Depreciation and amortization expense, which is reported in cost of sales, selling, general and administrative expenses, and research and development expenses, was $27.6 million for the year ended December 31, 2008, an increase of $3.2 million, or 13%, from $24.4 million for the year ended December 31, 2007. The increase was primarily related to depreciation on production and computer equipment and amortization of intangible assets in North America.

Restructuring and other charges. Restructuring and other charges were $3.9 million for the year ended December 31, 2008, compared to $4.1 million for the year ended December 31, 2007.

For the year ended December 31, 2008, North American segment charges of $3.2 million were primarily stay bonuses and other costs associated with our Project Magellan initiative to outsource or transfer certain production activities from our Evans City, Pennsylvania plant. International segment charges of $0.7 million were for severance costs related to staff reductions in Japan and India.

For the year ended December 31, 2007, North American segment charges of $2.5 million were primarily severance costs and moving expenses associated with our Project Magellan initiative to move fire helmet manufacturing from Clifton, New Jersey to Jacksonville, North Carolina and to move our Mexican manufacturing operations to Queretaro, Mexico. Charges of $1.6 million were for severance costs associated with the reorganization of our management team and workforce reductions in the European and International segments.

Interest expense. Interest expense for the year ended December 31, 2008 was $8.9 million, a decrease of $1.0 million, or 10%, from $9.9 million for the year ended December 31, 2007. The decrease was primarily due to lower interest rates in the current year and a scheduled reduction in long-term debt.

Currency exchange adjustments. During the year ended December 31, 2008, we recorded currency exchange losses of $6.9 million compared to gains of $0.1 million for the year ended December 31, 2007. Currency exchange losses during 2008 were primarily unrealized, and related mainly to the effects of a weaker Australian dollar and Mexican peso on inter-company balances and losses on Canadian dollar trade receivables.

Other income. Other income for the year ended December 31, 2008 was $5.3 million, a decrease of $12.1 million, from $17.4 million in 2007. Other income for the year ended December 31, 2007 included gains of $10.6 million on the sale of 83 acres of land in our Cranberry Woods office park and $1.9 million on the sale of property in Clifton, New Jersey.

Income tax provision. Our effective tax rate for the year ended December 31, 2008 was 37.4% compared to 36.4% for the year ended December 31, 2007. The higher effective tax rate in 2008 was primarily due to proportionately higher earnings in high tax jurisdictions.

We have not provided deferred U.S. income taxes on undistributed earnings of non-U.S. subsidiaries, which amounted to $184.2 million as of December 31, 2008. These earnings are considered to be reinvested for an indefinite period of time. It is not practicable to determine the deferred tax liability on these undistributed earnings.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). Upon the adoption of FIN 48, we recognized a gross increase in the tax liability for unrecognized tax benefits of $5.7 million. Prior to the adoption of FIN 48, we had recognized $1.4 million in unrecognized tax benefits. The gross increase in the tax liability upon the adoption of FIN 48 created additional tax benefits of $1.8 million, resulting in a net increase in the liability for unrecognized tax benefits of $3.9 million, which was accounted for as a reduction in retained earnings at January 1, 2007. These adjustments, if recognized in the provision for income taxes, would have increased our effective income tax rate.

A reconciliation of the change in the tax liability for unrecognized tax benefits for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(In thousands)	
Beginning balance	$5,728	$ 7,083
Additions for tax positions related to the current year	317	470
Additions (subtractions) for tax positions related to prior years	(211)	582
Statute expiration	(645)	—
Settlements	(189)	(2,407)
Ending balance	5,000	5,728

The total amount of unrecognized tax benefits, if recognized, would reduce our future effective tax rate. We have recognized tax benefits associated with these liabilities of $3.5 million and $2.2 million at December 31, 2008 and December 31, 2007, respectively.

We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. As a result of the adoption of FIN 48, we recognized a $0.9 million increase in the liability for accrued interest and penalties related to uncertain tax positions, which were also accounted for as a reduction of retained earnings at January 1, 2007. As a result of settlements, we reversed $0.2 million and $0.5 million of accrued interest and penalties related to uncertain tax positions during 2008 and 2007, respectively. Our liability for accrued interest and penalties related to uncertain tax positions was $0.2 million at December 31, 2008.

We do not expect that the total amount of the unrecognized tax benefit will significantly increase or decrease within 12 months of the reporting date.

We file a U.S. federal income tax return along with various state and foreign income tax returns. Examinations of our federal returns have been completed through 2004. We also file in various state and foreign jurisdictions that may be subject to tax audits after 2003.

Net income. Net income for the year ended December 31, 2008 was $70.4 million, an increase of $2.8 million, or 4%, from net income for the year ended December 31, 2007 of $67.6 million. Net income for the year ended December 31, 2007 included after-tax gains totaling $7.7 million on the sale of Cranberry Woods and Clifton, New Jersey property. Excluding these gains, net income increased $10.5 million, or 18%. Basic earnings per share of common stock was $1.98 in 2008 compared to $1.89 in 2007.

North American segment net income for the year ended December 31, 2008 was $51.9 million, an increase of $3.8 million, or 8%, from $48.1 million for the year ended December 31, 2007. North American segment net income for the year ended December 31, 2007 included the previously-discussed after-tax gain of $7.7 million on the sales of Cranberry Woods and Clifton, New Jersey property. Excluding these gains, North American segment net income improved $11.5 million, or 28%, primarily due to the previously-discussed increase in sales.

European segment net income for the year ended December 31, 2008 was $7.3 million, an increase of $0.5 million, or 6%, from $6.8 million for the year ended December 31, 2007. The improvement reflects the previously-discussed increase in sales, substantially offset by higher selling and research and development expenses.

International segment net income for the year ended December 31, 2008 was $14.8 million, an increase of $0.4 million, or 2%, from $14.4 million for the year ended December 31, 2007. The increase in International segment net income was primarily related to the previously-discussed sales growth, substantially offset by higher selling expenses.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net sales. Net sales for the year ended December 31, 2007 were $990.3 million, an increase of $76.6 million, or 8%, from $913.7 million for the year ended December 31, 2006.

	2007	2006	Dollar Increase	Percent Increase
	(In millions)			
North America	$515.1	$503.4	$11.7	2%
Europe	238.3	219.2	19.1	9
International	236.8	191.1	45.7	24

Net sales of our North American segment were $515.1 million for the year ended December 31, 2007, an increase of $11.7 million, or 2%, compared to $503.4 million for the year ended December 31, 2006. North American sales of ballistic vests, including those made by Paraclete, improved $7.1 million in 2007. Shipments of Advanced Combat Helmets and gas masks to the military were up $6.8 million and $6.1 million, respectively. Our sales of fall protection and head protection improved approximately $4.3 million and $6.5 million, respectively, on increased demand in construction and industrial markets. These sales improvements were partially offset by a $4.5 million decrease in instrument shipments, primarily due to lower sales of the SAFESITE monitoring system for the homeland security market, and a $15.7 million decrease in SCBA shipments, primarily due to lower demand from the U.S. fire service market as customers waited for the implementation of the new NFPA standards that all manufacturers had to meet by August 31, 2007. In early September, our next-generation breathing apparatus for firefighters, the FireHawk® M7 Air Mask, was the first device to be certified by the Safety Equipment Institute as compliant to both the new NFPA standards covering breathing apparatus performance and Personal Alert Systems (PASS) performance.

Net sales by European operations were $238.3 million for the year ended December 31, 2007, an increase of $19.1 million, or 9%, from $219.2 million for the year ended December 31, 2006. The increase in European sales, when stated in U.S. dollars, includes favorable currency translation effects of $20.7 million, primarily due to a stronger euro in the current year. Local currency sales in Europe for the year ended December 31, 2007 were $1.6 million lower than in the prior year, primarily due to lower fourth quarter shipments in Eastern Europe. In 2006, European segment sales benefited from $8.8 million in shipments of chemical suits to the Slovakian Army and strong shipments of gas masks and self-rescuer canisters to the German Army. The absence of similar orders in 2007 was largely offset by sales improvements in most Western European markets.

Net sales by International operations were $236.8 million for the year ended December 31, 2007, an increase of $45.7 million, or 24%, compared to $191.1 million for the year ended December 31, 2006. The increase reflects local currency sales growth in nearly all International segment markets. In South Africa, local currency sales were up $11.4 million, primarily due to growth in business with the mining industry. Local currency sales in China were up $5.9 million, including a large shipment of breathing apparatus to the Beijing Fire Bureau. Local currency sales in Latin America improved $8.5 million, with strong growth in all markets. The International segment sales increase includes a $4.8 million shipment of ballistic vests to the Iraq Joint

Contracting Command. The increase in International segment sales, when stated in U.S. dollars, includes favorable currency translation effects of $7.5 million, primarily due to a stronger Australian dollar and Brazilian real, partially offset by a weaker South African rand.

Cost of products sold. Cost of products sold was $616.2 million for the year ended December 31, 2007, an increase of $47.8 million, or 8%, from $568.4 million for the year ended December 31, 2006.

Cost of products sold and operating expenses include net periodic pension benefit costs and credits. Pension credits, combined with pension costs, resulted in net pension credits for the year ended December 31, 2007 of $4.5 million, of which credits of approximately $5.4 million and $0.8 million were included in cost of products sold and research and development expenses, respectively, and charges of $1.7 million in selling, general and administrative expenses. Excluding $4.8 million in special termination benefits, which were reported in restructuring and other charges, net pension credits for the year ended December 31, 2006 were $4.1 million, of which credits of approximately $4.6 million and $0.7 million were included in cost of products sold and research and development expenses, respectively, and charges of $1.2 million in selling, general and administrative expenses.

Gross profit. Gross profit for the year ended December 31, 2007 was $374.0 million, an increase of $28.7 million, or 8%, from $345.3 million for the year ended December 31, 2006. The ratio of gross profit to sales was steady at 37.8% in both 2007 and 2006.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2007 were $241.1 million, an increase of $25.4 million, or 12%, from $215.7 million for the year ended December 31, 2006. Selling, general and administrative expenses were 24.4% of sales in 2007 compared to 23.6% of sales in 2006. Local currency selling, general and administrative expenses in the European and International segments were up $2.5 million and $9.9 million, respectively. These increases reflect our ongoing efforts to increase sales in European markets, as well as our continued expansion in China, Southeast Asia, and South Africa. North American segment selling, general and administrative expenses increased $3.8 million, including an increase of $2.4 million in insurance and product liability expense, which was based on the results of our annual actuarial study. Currency exchange effects increased selling, general and administrative expenses, when stated in U.S. dollars, by $7.5 million, primarily due to a stronger euro.

Research and development expenses. Research and development expenses were $30.2 million for the year ended December 31, 2007, an increase of $4.2 million, or 16%, from $26.0 million for the year ended December 31, 2006. Research and development expenses were up $3.3 million in North America, reflecting our continued focus on developing innovative new products. The remainder of the increase occurred in the European segment and was primarily related to the translation effects of a stronger euro.

Depreciation and amortization expense. Depreciation and amortization expense, which is reported in cost of sales, selling, general and administrative expenses, and research and development expenses, was $24.4 million for the year ended December 31, 2007, an increase of $2.3 million, or 10%, from $22.1 million for the year ended December 31, 2006. Amortization of intangible assets increased $0.9 million in the current year. Currency exchange effects increased depreciation and amortization expense, when stated in U.S. dollars, by $0.6 million, primarily due to a stronger euro.

Restructuring and other charges. Restructuring and other charges were $4.1 million for the year ended December 31, 2007, compared to $7.0 million for the year ended December 31, 2006.

For the year ended December 31, 2007, these charges were primarily related to reorganization activities. North American segment charges of $2.5 million were primarily severance costs and moving expenses associated with our Project Magellan initiative to move fire helmet manufacturing from Clifton, New Jersey to Jacksonville, North Carolina and to move our Mexican manufacturing operations to a new factory in Queretaro, Mexico. European segment charges of $1.1 million were primarily severance costs associated with the reorganization of our management team. International segment charges of $0.5 million relate to severance costs associated with the workforce reductions in Brazil and Australia.

Charges during the year ended December 31, 2006 were primarily related to the North American segment Project Outlook reorganization plan that was completed that year. A significant portion of the charges were for a focused voluntary retirement incentive program (VRIP). In 2006 approximately 60 associates retired under the terms of the VRIP. Project Outlook charges for the year ended December 31, 2006, included $5.3 million for VRIP retirees, primarily non-cash special termination benefits, $0.7 million in severance costs related to other staff reductions, and $0.5 million to relocate various employee work groups within the new organizational structure. The remaining $0.5 million of charges in 2006 were for severance costs related to discontinuing manufacturing operations in Britain.

Interest expense. Interest expense for the year ended December 31, 2007 was $9.9 million, an increase of $3.7 million, or 59%, from $6.2 million for the year ended December 31, 2006. The increase was primarily due to higher short-term debt during the current year.

Currency exchange adjustments. During the year ended December 31, 2007, we recorded currency exchange gains of $0.1 million compared to losses of $3.1 million for the year ended December 31, 2006. Currency exchange losses during 2006 were primarily due to the weakening of the South African rand.

Other income. Other income for the year ended December 31, 2007 was $17.4 million, an increase of $12.0 million, from $5.4 million in 2006. The increase was primarily due to the gains on two property sales that we made in 2007. In July 2007, we sold 83 acres of land in our Cranberry Woods office park to Wells Real Estate Investment Trust II—Cranberry Woods Development, Inc. for $14.6 million. This sale resulted in a gain of $10.6 million. In December 2007, we sold property in Clifton, New Jersey for a gain of $1.9 million.

Income tax provision. Our effective tax rate for the year ended December 31, 2007 was 36.4% compared to 31.0% for the year end December 31, 2006. The provision for income taxes for the year ended December 31, 2007 includes one-time charges of $1.6 million to adjust our net deferred tax assets in Germany due to a reduction in the German statutory income tax rate and $1.3 million for valuation allowances on net operating loss carry-forward deferred tax assets recorded in prior years. In August 2007, the German statutory tax rate was reduced by approximately 9%. The lower rate became effective January 1, 2008. The provision for income taxes for the year ended December 31, 2006 included one-time benefits $1.2 million and of $0.8 million related to adjustments to prior year extra-territorial income exclusions and research and development credits, respectively. Excluding these one-time adjustments, the effective tax rate for the year ended December 31, 2007 was 33.6% compared to 33.2% for 2006. The effective tax rate, excluding the one-time adjustments discussed above, was lower than the statutory rate primarily due to the manufacturing deduction, research and development credits, and non-U.S. income.

Net income. Net income for the year ended December 31, 2007 was $67.6 million, an increase of $3.7 million, or 6%, from net income for the year ended December 31, 2006 of $63.9 million. Basic earnings per share of common stock was $1.89 in 2007 compared to $1.76 in 2006.

North American segment net income for the year ended December 31, 2007 was $48.1 million, an increase of $5.4 million, or 13%, from $42.7 million for the year ended December 31, 2006. The increase was primarily related to the previously-discussed gain on the sale of Cranberry Woods property.

European segment net income for the year ended December 31, 2007 was $6.8 million, a decrease of $2.1 million, or 23%, from $8.9 million for the year ended December 31, 2006. The decrease was primarily related to the previously-discussed one-time charge of $1.6 million to adjust our net deferred tax assets in Germany due to a reduction in the German statutory income tax rate and severance costs of $0.8 million after-tax associated with the reorganization of our European management team.

International segment net income for the year ended December 31, 2007 was $14.4 million, an increase of $1.3 million, or 10%, from $13.1 million for the year ended December 31, 2006. The improvement in International segment net income was primarily related to the previously-discussed sales growth, partially offset by $1.3 million in income tax valuation allowances.

LIQUIDITY AND CAPITAL RESOURCES

Our main source of liquidity is operating cash flows, supplemented by borrowings to fund significant transactions. Our principal liquidity requirements are for working capital, capital expenditures, acquisitions, and principal and interest payments on debt. We believe that our financial strength has been evident during the growing crisis in the financial markets and the global economy. Our long-term debt is primarily at fixed interest rates with manageable repayment schedules through 2022. We have approximately $50.0 million in unused short-term bank lines of credit at competitive interest rates. All of our long-term borrowings and substantially all of our short-term borrowings originate in the U.S., which has limited our exposure to non-U.S. credit markets and to currency exchange rate fluctuations. In addition, we are pursuing actions to increase our available credit and to improve our cash flow during this period of economic uncertainty. These actions include a focus on reducing our working capital investment, selective staffing reductions, a salary and hiring freeze in the U.S and Canada, lower salary increases than in prior years for international employees, and numerous cost reduction measures. We have significantly reduced our capital expenditure plans, but will continue to invest in critical capital projects, such as our new Chinese and Mexican factories.

Cash and cash equivalents decreased $24.1 million during 2008 compared to increasing $13.7 million during 2007.

Operating activities provided cash of $59.8 million in 2008, an increase of $18.5 million, or 45%, compared to providing $41.3 million in 2007. Higher cash provided by operations in 2008 was primarily due to a significant improvement in non-cash adjustments, largely related to gains on the sale of property. This favorable impact was partially offset by a $2.2 million unfavorable change associated with working capital. Trade receivables were $198.6 million at December 31, 2008 compared to $205.7 million at December 31, 2007. LIFO inventories were $159.4 million at December 31, 2008 compared to $155.3 million at December 31, 2007. On a FIFO basis, inventories measured against cost of products sold turned 3.4 times in 2008 and 3.1 times in 2007. The $7.1 million decrease in trade receivables reflects a $14.0 million reduction due to currency translation effects, partially offset by a $6.9 million increase in local currency receivables. The $4.1 million increase in inventories reflects a $19.5 million increase in local currency inventories, substantially offset by a $15.4 million reduction due to currency translation effects. The $10.7 million increase in prepaids and other current assets during 2008 was primarily due to an increase in income taxes receivable. The increase in other non-current assets and liabilities during 2008 of $25.4 million was due primarily to an increase in receivables due from insurance carriers.

Our investing activities used cash of $44.4 million in 2008, compared with using $22.0 million in 2007. During 2008 and 2007, we used cash of $44.5 million and $32.9 million, respectively, for property additions. Higher capital spending in 2008 includes costs associated with the construction of our new facility in Suzhou, China, as well as major building improvement projects in Brazil and Australia. Property disposals provided cash of $2.2 million and $18.4 million during 2008 and 2007, respectively. During 2007, we received net cash of $13.9 million related to our sale of Cranberry Woods property. Acquisitions and other investing activities during 2008 and 2007 used cash of $2.1 million and $7.5 million, respectively. Cash used for acquisitions and other investing activities in 2008 was primarily for additional consideration related to the acquisition of Acceleron Technologies LLC. In 2007, we used cash of $5.7 million for the acquisition of Acceleron, $1.1 million to acquire the outstanding shares of MSA (India) Limited that were previously held by our joint venture partner, and $0.7 million to acquire TecBOS GmbH.

Financing activities used cash of $36.6 million in 2008 compared to using cash of $9.8 million in 2007. During 2008, we made dividend payments of $33.7 million compared to $30.1 million in 2007. Dividends paid on our common stock during 2008 (our 91st consecutive year of dividend payment) were $0.94 per share. Dividends paid on our common stock in 2007 and 2006 were $0.84 and $0.68, per share, respectively. During 2008 and 2007, we used cash of $1.0 million and $25.5 million, respectively, to purchase treasury shares. Our short-term borrowings increased $6.4 million during 2008 compared to increasing $44.2 million in 2007. Proceeds from short-term borrowings in 2007 were used primarily to finance treasury share purchases and acquisitions.

In 2004, we entered into an eight year interest rate swap agreement. The notional amount of the swap was $20.0 million at December 31, 2007 and $16.0 million at December 31, 2008. Under the terms of the agreement, we receive a fixed interest rate of 8.39% and pay a floating interest rate based on LIBOR. The interest rate swap has been designated as a fair value hedge of a portion of our fixed rate 8.39% Senior Notes. The fair value of the interest rate swap at December 31, 2008, has been recorded as an asset of $0.6 million that is included in other noncurrent assets, with an offsetting increase in the carrying value of the long-term debt.

The difference between the fixed rate amounts received and the variable rate amount did not have a significant effect on interest expense during 2008 and increased interest expense by $0.4 million during 2007.

Long-term debt, including the current portion at December 31, 2008 was $104.8 million, or 21% of total capital. For purposes of this calculation, total capital is defined as long-term debt plus the current portion of long-term debt and shareholders' equity.

Our long-term debt obligations at December 31, 2008 and 2007 were as follows:

	2008	2007
	(In thousands)	
U.S.		
Industrial development debt issues payable through 2022, 2.12%	$ 6,750	$ 6,750
Senior Notes payable through 2012, 8.39%	32,574	39,826
Senior Notes payable through 2021, 5.41%	60,000	60,000
Notes payable through 2011, net of unamortized discount of $492 and $850	5,508	7,150
International		
Various notes payable through 2008, 5.80%	—	8
Total	104,832	113,734
Amounts due within one year	10,750	10,008
Long-term debt	94,082	103,726

Approximate maturities of these obligations are $10.8 million in 2009, $12.0 million in 2010, $9.5 million in 2011, $8.6 million in 2012, $6.7 million in 2013 and $57.2 million thereafter. Some debt agreements require us to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt. We were in compliance with our debt covenants as of December 31, 2008.

Short-term bank lines of credit amounted to $101.6 million of which $51.5 million was unused at December 31, 2008. Generally, these short-term lines of credit are renewable annually. There are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $50.1 million and $44.7 million at December 31, 2008 and 2007, respectively. The average month-end balance of total short-term borrowings during 2008 was $54.8 million. The maximum month-end balance of $75.5 million occurred at October 31, 2008. The weighted average interest rates of short-term borrowings at December 31, 2008 and 2007 were 4% and 6%, respectively.

We believe our sources of liquidity currently available from our cash reserves on hand, cash flow from operations, and borrowing capacity are sufficient to meet our principal liquidity requirements for at least the next 12 months.

CUMULATIVE TRANSLATION ADJUSTMENTS

The year-end position of the U.S. dollar relative to international currencies resulted in a translation loss of $23.2 million being charged to the cumulative translation adjustments shareholders' equity account in 2008, compared to gains of $16.5 million and $10.1 million in 2007 and 2006, respectively. The translation loss in 2008 reflects the strengthening of the U.S. dollar against most currencies, but particularly the euro, the Brazilian real, the Australian dollar, and the South African rand. The translation gains in 2007 and 2006 were primarily related to the strengthening of the euro.

COMMITMENTS AND CONTINGENCIES

We are obligated to make future payments under various contracts, including debt and lease agreements. Our significant cash obligations as of December 31, 2008 were as follows:

	Total	2009	2010	2011	2012	2013	Thereafter
				(In millions)			
Long-term debt*	$104.8	$10.8	$12.0	$ 9.5	$ 8.6	$6.7	$57.2
Operating leases	27.4	9.1	7.4	5.3	2.0	1.7	1.9
Totals	132.2	19.9	19.4	14.8	10.6	8.4	59.1

* Future interest payments are not included in the table.

The significant obligations table does not include obligations to taxing authorities due to uncertainty surrounding the ultimate settlement of amounts and timing of these obligations.

We expect to make net contributions of $2.5 million to our pension plans in 2009.

We have purchase commitments for materials, supplies, services, and property, plant and equipment as part of our ordinary conduct of business.

In September 2006, we acquired Paraclete Armor and Equipment, Inc. Under the terms of the asset purchase agreement, we issued a $10.0 million note payable to the former owners of Paraclete. The note is non-interest bearing and is payable in five annual installments of $2.0 million beginning September 1, 2007. We recorded the note at a fair value of $8.5 million at the time of issuance. The discount of $1.5 million is being amortized over the term of the note.

During 2003, we sold our real property in Berlin, Germany for $25.7 million, resulting in a gain of $13.6 million. At the same time, we entered into an eight year agreement to lease back the portion of the property that we occupy. Under sale-leaseback accounting, $12.1 million of the gain was deferred and is being amortized over the term of the lease.

Various lawsuits and claims arising in the normal course of business are pending against us. These lawsuits are primarily product liability claims. We are presently named as a defendant in approximately 2,600 lawsuits, primarily involving respiratory protection products allegedly manufactured and sold by us. Collectively, these lawsuits represent a total of approximately 12,600 plaintiffs. Approximately 90% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us. Consistent with the experience of other companies involved in silica and asbestos-related litigation, in recent years there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential maximum liability for such claims, in part because the defendants in these lawsuits are often numerous, and the claims generally do not specify the amount of damages sought.

With some limited exceptions, we maintain insurance against product liability claims. We also maintain a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. We evaluate our exposures on an ongoing basis and make adjustments to the reserve as appropriate. Based on information currently available, we believe that the disposition of matters that are pending will not have a materially adverse effect on our financial condition.

In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts covered by insurance. Various factors could affect the timing and amount of recovery of insurance receivables, including: the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future.

We are currently involved in coverage litigation with Century Indemnity Company (Century). Century filed a lawsuit in the Superior Court of New Jersey seeking a declaration of Century's obligations with respect to certain asbestos, silica and other claims under five insurance policies issued to us by Century. The New Jersey Superior Court issued an order granting our motion to dismiss this case on jurisdictional grounds. Century appealed that order and on February 26, 2008, the Appellate Division of the Superior Court of New Jersey affirmed the decision of the trial court dismissing the case. The decision of the appellate court was not appealed and the New Jersey action is concluded. We have sued Century in the Court of Common Pleas of Allegheny County, Pennsylvania, alleging that Century breached the five insurance policies by failing to pay amounts owing to us. The Pennsylvania court has denied a motion by Century to stay or dismiss the Pennsylvania lawsuit in favor of the New Jersey action. The court also denied certain preliminary motions filed by both parties to narrow the issues in dispute. We filed a motion to compel discovery, which was granted by the court in October 2008, and Century has begun to comply with that order. It is expected that additional motions will be filed during discovery. We believe that Century's refusal to indemnify us under the policies is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all amounts.

We regularly evaluate the collectibility of insurance receivables and record the amounts that we conclude are probable of collection based on our analysis of our various policies, pertinent case law interpreting comparable policies and our experience with similar claims. Receivables from insurance carriers totaled $60.6 million and $39.1 million at December 31, 2008 and 2007, respectively. Based upon our evaluation of applicable insurance coverage and the current status of the coverage litigation discussed in the preceding paragraph, we believe that the recorded balance is fully recoverable from carriers.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. We evaluate these estimates and judgments on an on-going basis based on historical experience and various assumptions that we believe to be reasonable under the circumstances. However, different amounts could be reported if we had used different assumptions and in light of different facts and circumstances. Actual amounts could differ from the estimates and judgments reflected in our financial statements.

We believe that the following are the more critical judgments and estimates used in the preparation of our financial statements.

Accounting for contingencies. We accrue for contingencies in accordance with FAS No. 5, Accounting for Contingencies, when we believe that it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies relate to uncertainties that require our judgment both in assessing whether or not a liability or loss has been incurred and in estimating the amount of the probable loss. Significant contingencies affecting our financial statements include pending or threatened litigation, including product liability claims, and product warranties.

Product liability. We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. We accrue for our estimates of the probable costs to be incurred in the resolution of product liability claims. These estimates are based on actuarial valuations, past experience, and our judgments regarding the probable outcome of pending and threatened claims. Due to uncertainty as to the ultimate outcome of pending and threatened claims, as well as the incidence of future claims, it is possible that future results could be materially affected by changes in our assumptions and estimates related to product liability matters, including our estimates of amounts receivable from insurance carriers. Our product liability expense averaged less than 1% of net sales during the three years ended December 31, 2008.

Product warranties. We accrue for the estimated probable cost of product warranties at the time that sales are recognized. Our estimates are principally based on historical experience. We also accrue for our estimates of the probable costs of corrective action when significant product quality issues are identified. These estimates are principally based on our assumptions regarding the cost of corrective action and the probable number of units to be repaired or replaced. Our product warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Due to the uncertainty and potential volatility of these factors, it is possible that future results could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these matters. Our product warranty expense averaged approximately 1% of net sales during the three years ended December 31, 2008.

Income taxes. We account for income taxes in accordance with FAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. FAS No. 109 also requires that deferred tax assets be reduced by valuation allowances if it is more likely than not that some portion of the deferred tax asset will not be realized.

We record valuation allowances to reduce deferred tax assets to the amounts that we estimate are probable to be realized. When assessing the need for valuation allowances, we consider projected future taxable income and prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in our judgments about the realizability of deferred tax assets in future years, we would adjust the related valuation allowances in the period that the change in circumstances occurs, along with a corresponding charge or credit to income. We had valuation allowances of $3.0 million and $1.8 million at December 31, 2008 and 2007, respectively.

We record an estimated income tax liability based on our best judgment of the amounts likely to be paid in the various tax jurisdictions in which we operate. We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more likely than not threshold. We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The tax liabilities ultimately paid are dependent on a number of factors, including the resolution of tax audits, and may differ from the amounts recorded. Tax liabilities are adjusted through income when it becomes probable that the actual liability differs from the amount recorded.

Pensions and other postretirement benefits. We account for our pension and postretirement benefit plans as required under FAS No. 87, Employers' Accounting for Pensions, FAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, and FAS No. 158, Employers' Accounting for Defined Benefit Pension and other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R). Accounting for the net periodic benefit costs and credits for these plans requires us to estimate the cost of benefits to be provided well into the future and to attribute these costs over the expected work life of the employees participating in these plans. These estimates require our judgment about discount rates used to determine these obligations, expected returns on plan assets, rates of future compensation increases, rates of increase in future health care costs, participant withdrawal and mortality rates, and participant retirement ages. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans and could cause net periodic benefit costs and credits to change materially from year-to-year. The discount rate assumptions used in determining projected benefit obligations are based on published long-term bond indices.

Goodwill. As required by FAS No. 142, Goodwill and Other Intangible Assets, each year we evaluate for goodwill impairment by comparing the fair value of each of our reporting units with its carrying value. If carrying value exceeds fair value, then a possible impairment of goodwill exists and requires further evaluation. We estimate the fair value of our reporting units using a combination of discounted cash flow analysis and market capitalization based on historical and projected financial information. We apply our best judgment in assessing the reasonableness of the financial projections and other estimates used to determine the fair value of each reporting unit.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations, which replaces FAS No. 141, Business Combinations. FAS No. 141(R) changes a number of significant aspects of the application the acquisition method of accounting for business combinations. Under FAS No. 141(R), acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date will generally affect income tax expense. FAS No. 141(R) is effective on a prospective basis for business combinations with acquisition dates on or after the January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. Adjustments to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS No. 141(R) would also apply the provisions of FAS No. 141(R). We do not expect that the adoption of this statement, as it relates to past acquisitions, will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. FAS No. 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain ARB No. 51 consolidation procedures for consistency with the requirements of FAS No. 141(R) and expands disclosure requirements regarding the interests of the parent and its noncontrolling interest. FAS No. 160 is effective January 1, 2009. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the Emerging Issues Task Force issued EITF No. 07-1, Accounting for Collaborative Arrangements. EITF No. 07-1 requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company's financial statement and includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties. EITF No. 07-1 is effective January 1, 2009 and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 161 requires companies to provide disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments and related hedged items are accounted for under FAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect the company's financial position, financial performance, and cash flows. FAS No. 161 is effective January 1, 2009. We are currently evaluating the disclosure requirements of this statement.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets. The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141(R), Business Combinations. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise, and is to be applied prospectively to intangible assets acquired on or after January 1, 2009. We do not expect that the adoption of this FSP will have a material effect on our consolidated results of operations or financial condition.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets. This FSP amends FAS No. 132(R), Employers' Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer's disclosures about defined benefit pension or other postretirement plan assets, including investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets, and significant concentrations of risk within plan assets. This FSP is effective on December 31, 2009. We are currently evaluating the disclosure requirements of this statement.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates, and equity prices. We are exposed to market risks related to currency exchange rates and interest rates.

Currency exchange rate sensitivity. We are subject to the effects of fluctuations in currency exchange rates on various transactions and on the translation of the reported financial position and operating results of our non-U.S. companies from local currencies to U.S. dollars. A hypothetical 10% strengthening or weakening of the U.S. dollar would increase or decrease our reported sales and net income for the year ended December 31, 2008 by approximately $53.8 million and $2.2 million, respectively.

When appropriate, we may attempt to limit our transactional exposure to changes in currency exchange rates through contracts or other actions intended to reduce existing exposures by creating offsetting currency exposures. At December 31, 2008, we had open foreign currency forward contracts with a U.S. Dollar notional value of $9.5 million. A hypothetical 10% increase in December 31, 2008 forward exchange rates would result in a $0.9 million increase in the fair value of these contracts.

Interest rate sensitivity. We are exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of industrial development debt, these financial instruments are reported at carrying values which approximate fair values.

We hold one interest rate swap agreement, which is used to hedge the fair market value of a portion of our 8.39% fixed rate long-term debt. At December 31, 2008, the swap agreement had a notional amount of $16.0 million and a fair market value in our favor of $0.6 million. A hypothetical increase of 10% in market interest rates would result in a decrease of approximately $0.2 million in the fair value of the interest rate swap.

We have $92.0 million of fixed rate debt which matures at various dates through 2021. The incremental increase in the fair value of fixed rate long-term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $1.7 million, excluding the impact of outstanding hedge instruments. However, our sensitivity to interest rate declines and the corresponding increase in the fair value of our debt portfolio would unfavorably affect earnings and cash flows only to the extent that we elected to repurchase or retire all or a portion of our fixed rate debt portfolio at prices above carrying values.

Item 8. Financial Statements and Supplementary Data

Management's Reports

Management's Report on Responsibility for Financial Reporting

Management of Mine Safety Appliances Company (the Company) is responsible for the preparation of the financial statements included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on the best estimates and judgments of management. The other financial information contained in this annual report is consistent with the financial statements.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

/s/ WILLIAM M. LAMBERT

William M. Lambert
Chief Executive Officer

/s/ DENNIS L. ZEITLER

Dennis L. Zeitler
Senior Vice President and Treasurer
Chief Financial Officer

February 26, 2009

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Mine Safety Appliances Company:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, cash flows and changes in retained earnings and other comprehensive income present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries (the "Company") at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007 in Note 7, stock based compensation in 2006 in Note 8, and defined benefit pension and postretirement benefit plans in 2006 in Note 11.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

Pittsburgh, Pennsylvania
February 26, 2009

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

Year Ended December 31	2008	2007	2006
Net sales	$1,134,282	$ 990,252	$913,714
Other income	5,261	17,396	5,384
	1,139,543	1,007,648	919,098
Costs and expenses			
Cost of products sold	701,679	616,203	568,410
Selling, general and administrative	270,584	241,138	215,663
Research and development	35,020	30,196	26,037
Restructuring and other charges	3,936	4,142	6,981
Interest	8,923	9,913	6,228
Currency exchange losses (gains)	6,943	(132)	3,139
	1,027,085	901,460	826,458
Income before income taxes	112,458	106,188	92,640
Provision for income taxes	42,036	38,600	28,722
Net income	70,422	67,588	63,918
Basic earnings per common share	$ 1.98	$ 1.89	$ 1.76
Diluted earnings per common share	$ 1.96	$ 1.86	$ 1.73

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED BALANCE SHEET

(In thousands, except share amounts)

December 31		2008	2007
Assets			
Current Assets	Cash and cash equivalents	$ 50,894	$ 74,981
	Trade receivables, less allowance for doubtful accounts of $6,050 and $6,558	198,622	205,737
	Inventories	159,428	155,332
	Deferred tax assets	23,023	21,821
	Income taxes receivable	21,362	17,669
	Prepaid expenses and other current assets	24,446	21,510
	Total current assets	477,775	497,050
Property	Land	2,993	3,361
	Buildings	100,848	87,979
	Machinery and equipment	310,889	306,455
	Construction in progress	10,281	9,233
	Total	425,011	407,028
	Less accumulated depreciation	(283,602)	(276,583)
	Net property	141,409	130,445
Other Assets	Prepaid pension cost	78,037	212,304
	Deferred tax assets	7,651	24,125
	Goodwill	83,211	87,011
	Other noncurrent assets	87,727	65,371
	Total	875,810	1,016,306
Liabilities			
Current Liabilities	Notes payable and current portion of long-term debt	$ 60,849	$ 54,676
	Accounts payable	50,126	50,648
	Employees' compensation	30,368	24,920
	Insurance and product liability	20,487	15,192
	Taxes on income	6,083	7,199
	Other current liabilities	51,774	56,554
	Total current liabilities	219,687	209,189
Long-Term Debt		94,082	103,726
Other Liabilities	Pensions and other employee benefits	120,494	126,790
	Deferred tax liabilities	36,491	100,934
	Other noncurrent liabilities	9,931	13,129
	Total liabilities	480,685	553,768
	Minority interests	1,359	1,007
Shareholders' Equity			
	Preferred stock, 4 ½% cumulative, $50 par value (callable at $52.50)	3,569	3,569
	Common stock, no par value (shares outstanding: 2008—35,786,290 and 2007—35,661,776)	69,607	63,303
	Stock compensation trust	(12,416)	(13,208)
	Treasury shares, at cost	(257,830)	(256,846)
	Accumulated other comprehensive (loss) income	(74,412)	36,233
	Earnings retained in the business	665,248	628,480
	Total shareholders' equity	393,766	461,531
	Total	875,810	1,016,306

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

Year Ended December 31	2008	2007	2006
Operating Activities			
Net income	$ 70,422	$ 67,588	$ 63,918
Depreciation and amortization	27,647	24,363	22,147
Pensions	(9,848)	(4,535)	696
Net gain from investing activities—property disposals	(543)	(13,008)	(2,081)
Stock-based compensation	5,456	4,791	3,934
Deferred income tax provision (benefit)	9,645	5,661	(1,932)
Other noncurrent assets and liabilities	(25,424)	(21,623)	(17,883)
Currency exchange loss (gain)	6,943	(132)	3,139
Other, net	205	128	(2,241)
Operating cash flow before changes in working capital	84,503	63,233	69,697
Trade receivables	(6,907)	(22,965)	4,176
Inventories	(19,482)	(8,285)	(5,374)
Accounts payable and accrued liabilities	12,416	21,593	(6,362)
Prepaid expenses and other current assets	(10,745)	(12,231)	699
Increase in working capital	(24,718)	(21,888)	(6,861)
Cash Flow From Operating Activities	59,785	41,345	62,836
Investing Activities			
Property additions	(44,450)	(32,884)	(22,734)
Property disposals	2,161	18,412	3,887
Acquisitions, net of cash acquired, and other investing	(2,084)	(7,492)	(31,301)
Cash Flow From Investing Activities	(44,373)	(21,964)	(50,148)
Financing Activities			
Proceeds from (payments on) short-term debt, net	6,369	44,233	(230)
Payments on long-term debt	(10,000)	(2,000)	(8,134)
Proceeds from long-term debt	—	—	59,819
Cash dividends paid	(33,654)	(30,139)	(24,774)
Company stock purchases	(983)	(25,547)	(29,893)
Exercise of stock options	755	2,134	1,900
Excess tax benefit related to stock plans	885	1,530	2,710
Cash Flow From Financing Activities	(36,628)	(9,789)	1,398
Effect of exchange rate changes on cash and cash equivalents	(2,871)	4,093	2,413
(Decrease) increase in cash and cash equivalents	(24,087)	13,685	16,499
Beginning cash and cash equivalents	74,981	61,296	44,797
Ending cash and cash equivalents	50,894	74,981	61,296
Supplemental cash flow information:			
Interest payments	$ 7,895	$ 10,130	$ 5,684
Income tax payments	37,352	42,344	27,809

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

CONSOLIDATED STATEMENT OF CHANGES IN RETAINED EARNINGS AND OTHER COMPREHENSIVE INCOME

(In thousands)

	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
Balances January 1, 2006	$556,709	$ (9,571)	
Net income	63,918	—	$ 63,918
Cumulative translation adjustments	—	10,083	10,083
Minimum pension liability adjustments, net of tax of $260	—	1,027	1,027
Comprehensive income	—	—	75,028
Adoption of FAS No. 158, net of tax of $16,932	—	26,551	
Common dividends	(24,732)	—	
Preferred dividends	(42)	—	
Balances December 31, 2006	595,853	28,090	
Net income	67,588	—	$ 67,588
Cumulative translation adjustments	—	16,463	16,463
Pension and post-retirement plan adjustments, net of tax of $4,836	—	(8,320)	(8,320)
Comprehensive income	—	—	75,731
Adoption of FASB Interpretation No. 48	(4,822)	—	
Common dividends	(30,097)	—	
Preferred dividends	(42)	—	
Balances December 31, 2007	628,480	36,233	
Net income	70,422		$ 70,422
Cumulative translation adjustments	—	(23,236)	(23,236)
Pension and post-retirement plan adjustments, net of tax of $53,256	—	(87,409)	(87,409)
Comprehensive income	—	—	(40,223)
Common dividends	(33,612)	—	
Preferred dividends	(42)	—	
Balances December 31, 2008	665,248	(74,412)	

Components of accumulated other comprehensive (loss) income are as follows:

	2008	2007	2006
Cumulative translation adjustments	$ (3,750)	$19,486	$ 3,023
Pension and post-retirement plan adjustments	(70,662)	16,747	25,067
Accumulated other comprehensive (loss) income	(74,412)	36,233	28,090

See notes to consolidated financial statements.

MINE SAFETY APPLIANCES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of the company and all subsidiaries. Intercompany accounts and transactions are eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

Minority Interests—Minority interests reflect minority shareholders' original investments in certain consolidated subsidiaries and their proportional share of the income of those subsidiaries. Minority interest expense is reported in other income.

Currency Translation—The functional currency of all significant non-U.S. subsidiaries is the local currency. Assets and liabilities of these operations are translated at year-end exchange rates. Income statement accounts are translated using the average exchange rates for the reporting period. Translation adjustments for these companies are reported as a component of shareholders' equity and are not included in income. Foreign currency transaction gains and losses are included in net income for the reporting period.

Cash Equivalents—Cash equivalents include temporary deposits with financial institutions and highly liquid investments with original maturities of 90 days or less.

Inventories—Inventories are stated at the lower of cost or market. Most U.S. inventories are valued on the last-in, first-out (LIFO) cost method. Other inventories are valued on the average cost method or at standard costs which approximate actual costs.

Property and Depreciation—Property is recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets, generally as follows: buildings 20 to 40 years and machinery and equipment 3 to 10 years. Expenditures for significant renewals and improvements are capitalized. Ordinary repairs and maintenance are expensed as incurred. Gains or losses on property dispositions are included in income and the cost and related depreciation are removed from the accounts.

Goodwill and Other Intangible Assets—Goodwill and intangible assets with indefinite lives are not amortized, but are subject to impairment write-down tests. We test the goodwill of each of our reporting units for impairment at least annually. For this purpose, we consider our reportable business segments to be our reporting units. Fair value is estimated using discounted cash flow methodologies and market comparable information. Other intangible assets are amortized on a straight-line basis over their useful lives.

Revenue Recognition—Revenue from the sale of products is recognized when title, ownership, and the risk of loss have transferred to the customer, which generally occurs either when product is shipped to the customer or, in the case of most U.S. distributor customers, when product is delivered to the customer's delivery site. We establish our shipping terms according to local practice and market characteristics. We do not ship product unless we have an order or other documentation authorizing shipment to our customers. We make appropriate provisions for uncollectible accounts receivable and product returns, both of which have historically been insignificant in relation to our net sales. Certain distributor customers receive price rebates based on their level of purchases and other performance criteria that are documented in established distributor programs. These rebates are accrued as a reduction of net sales as they are earned by the customer.

Shipping and Handling—Shipping and handling expenses for products sold to customers are charged to cost of products sold as incurred. Amounts billed to customers for shipping and handling are included in net sales.

Product Warranties—Estimated expenses related to product warranties and additional service actions are charged to cost of products sold in the period in which the related revenue is recognized or when significant product quality issues are identified.

Research and Development—Research and development costs are expensed as incurred.

Income Taxes—Deferred income taxes are provided for temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more likely than not threshold. We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. No provision is made for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely.

Stock-Based Compensation—We account for stock-based compensation in accordance with FAS No. 123R, Share-Based Payment, which requires that we recognize compensation expense for employee and non-employee director stock-based compensation based on the grant date fair value. Except for retirement-eligible participants, for whom there is no requisite service period, this expense is recognized ratably over the requisite service periods following the date of grant. For retirement-eligible participants, this expense is recognized at the grant date.

Derivative Instruments—We use derivative instruments to dampen the effects of changes in currency exchange rates and to achieve a targeted mix of fixed and floating interest rates on outstanding debt. We do not enter into derivative transactions for speculative purposes and do not hold derivative instruments for trading purposes. Changes in the fair value of derivative instruments designated as fair value hedges are recorded in the balance sheet as adjustments to the underlying hedged asset or liability. Changes in the fair value of derivative instruments that do not qualify for hedge accounting treatment are recognized in the income statement in the current period.

Note 2—Restructuring and Other Charges

During the years ended December 31, 2008 and 2007, we recorded charges of $3.9 million and $4.1 million, respectively. These charges were primarily related to reorganization activities.

For the year ended December 31, 2008, North American segment charges of $3.2 million were primarily stay bonuses and other costs associated with our Project Magellan initiative to outsource or transfer certain production activities from our Evans City, Pennsylvania plant. International segment charges of $0.7 million were for severance costs related to staff reductions in Japan and India.

For the year ended December 31, 2007, North American segment charges of $2.5 million were primarily severance costs and moving expenses associated with our Project Magellan initiative to move fire helmet manufacturing from Clifton, New Jersey to Jacksonville, North Carolina and to move our Mexican manufacturing operations to Queretaro, Mexico. The remaining $1.6 million of charges related primarily to severance costs associated with the reorganization of our management team and workforce reductions in the European and International segments.

Note 3—Inventories

	December 31	
	2008	2007
	(In thousands)	
Finished products	$ 66,445	$ 64,513
Work in process	29,224	28,582
Raw materials and supplies	63,759	62,237
Total LIFO inventories	159,428	155,332
Excess of FIFO costs over LIFO costs	45,747	42,431
Total FIFO inventories	205,175	197,763

Inventories stated on the LIFO basis represent 30% and 35% of the total inventories at December 31, 2008 and 2007, respectively.

Reductions in certain inventory quantities during 2008 and 2007 resulted in liquidations of LIFO inventories carried at lower costs prevailing in prior years. The effect of these liquidations on cost of sales and net income was not significant in either year.

Note 4—Capital Stock

- Common stock, no par value—180,000,000 shares authorized.
- Second cumulative preferred voting stock, $10 par value—1,000,000 shares authorized; none issued.
- 4 1/2% cumulative preferred nonvoting stock, $50 par value—100,000 shares authorized; 71,373 shares issued and 52,878 shares ($1.8 million) held in treasury. There were treasury share purchases in 2008 of 37 shares for $2 (share purchase dollars in thousands). There were no treasury share purchases in 2007 or 2006.

Common stock activity is summarized as follows:

	Shares			Dollars *(In thousands)*		
	Issued	Stock Compensation Trust	Treasury	Common Stock	Stock Compensation Trust	Treasury Cost
Balances January 1, 2006	62,081,391	(3,001,125)	(22,534,282)	$48,669	$(15,667)	$(199,562)
Restricted stock awards	—	47,738	—	(249)	249	—
Restricted stock expense	—	—	—	2,204	—	—
Restricted stock forfeitures	—	—	(2,346)	94	—	(94)
Stock options exercised	—	204,375	—	832	1,068	—
Stock option expense	—	—	—	1,730	—	—
Tax benefit related to stock plans	—	—	—	2,710	—	—
Treasury shares purchased	—	—	(780,335)	—	—	(29,893)
Balances December 31, 2006	62,081,391	(2,749,012)	(23,316,963)	55,990	(14,350)	(229,549)
Restricted stock awards	—	94,932	—	(495)	495	—
Restricted stock expense	—	—	—	2,691	—	—
Stock options exercised	—	123,874	—	1,487	647	—
Stock option expense	—	—	—	2,100	—	—
Tax benefit related to stock plans	—	—	—	1,530	—	—
Treasury shares purchased	—	—	(572,446)	—	—	(25,547)
Balances December 31, 2007	62,081,391	(2,530,206)	(23,889,409)	63,303	(13,208)	(255,096)
Restricted stock awards	—	70,817	—	(369)	369	—
Restricted stock expense	—	—	—	2,860	—	—
Restricted stock forfeitures	—	—	(2,672)	(69)	—	—
Stock options exercised	—	80,927	—	332	423	—
Stock option expense	—	—	—	2,665	—	—
Tax benefit related to stock plans	—	—	—	885	—	—
Treasury shares purchased	—	—	(24,558)	—	—	(981)
Balances December 31, 2008	62,081,391	(2,378,462)	(23,916,639)	69,607	(12,416)	(256,077)

The Mine Safety Appliances Company Stock Compensation Trust was established to provide shares for certain benefit plans, including the management and non-employee directors' equity incentive plans. Shares held by the Stock Compensation Trust, and the corresponding cost of those shares, are reported as a reduction of common shares issued. Differences between the cost of the shares held by the Stock Compensation Trust and the market value of shares released for stock-related benefits are reflected in common stock issued.

Note 5—Segment Information

We are organized into three geographic operating segments: North America, Europe, and International. We are engaged in the manufacture and sale of safety equipment, including respiratory protective equipment, head protection, eye and face protection, hearing protection, fall protection, ballistic body armor, thermal imaging cameras, and monitoring instruments. Reportable segment information is presented in the following table:

	North America	Europe	International	Reconciling Items	Consolidated Totals
			(In thousands)		
2008					
Sales to external customers	$596,277	$280,588	$257,417	$ —	$1,134,282
Intercompany sales	59,497	109,983	12,837	(182,317)	—
Net income	51,889	7,255	14,794	(3,516)	70,422
Total assets	544,130	269,123	162,044	(99,487)	875,810
Interest income	679	628	961	182	2,450
Interest expense	8,486	226	194	17	8,923
Noncash items:					
Depreciation and amortization	17,323	6,865	3,459	—	27,647
Pension income (expense)	16,716	(5,988)	(880)	—	9,848
Income tax provision	29,878	4,455	7,086	617	42,036
Property additions	17,862	7,880	18,708	—	44,450
Net property	85,172	27,685	28,552	—	141,409
2007					
Sales to external customers	515,142	238,294	236,816	—	990,252
Intercompany sales	44,471	87,496	7,361	(139,328)	—
Net income	48,104	6,829	14,444	(1,789)	67,588
Total assets	669,113	282,538	141,273	(76,618)	1,016,306
Interest income	1,961	651	1,061	573	4,246
Interest expense	9,154	202	87	470	9,913
Noncash items:					
Depreciation and amortization	15,294	5,995	3,074	—	24,363
Pension income (expense)	10,675	(5,199)	(941)	—	4,535
Equity in earnings of affiliates	—	—	(39)	—	(39)
Income tax provision	24,367	6,127	8,170	(64)	38,600
Property additions	19,257	6,365	7,262	—	32,884
Net property	84,287	27,937	18,221	—	130,445
2006					
Sales to external customers	503,357	219,241	191,116	—	913,714
Intercompany sales	39,888	82,936	5,676	(128,500)	—
Net income	42,658	8,851	13,087	(678)	63,918
Total assets	609,913	249,073	109,027	(69,393)	898,620
Interest income	1,436	458	937	231	3,062
Interest expense	5,998	88	141	1	6,228
Noncash items:					
Depreciation and amortization	14,200	5,456	2,491	—	22,147
Pension income (expense)	4,697	(4,569)	(824)	—	(696)
Equity in earnings of affiliates	(277)	—	109	—	(168)
Income tax provision	17,844	4,908	5,111	859	28,722
Investments in affiliates	221	—	410	—	631
Property additions	11,734	6,791	4,209	—	22,734
Net property	83,540	24,358	12,753	—	120,651

Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

Geographic information for sales to external customers, based on country of origin:

	2008	2007	2006
		(In thousands)	
United States	$ 573,943	$507,520	$500,398
Germany	95,828	96,535	99,955
Other	464,511	386,197	313,361
Total	1,134,282	990,252	913,714

In 2008, the North American segment reported sales to U.S. military customers of $127.1 million, or 11% of consolidated sales.

Note 6—Earnings per Share

Basic earnings per share is computed on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of the weighted average stock options outstanding during the period, using the treasury stock method. Antidilutive options are not considered in computing diluted earnings per share.

	2008	2007	2006
		(In thousands, except per share amounts)	
Net income	$70,422	$67,588	$63,918
Preferred stock dividends	(42)	(42)	(42)
Income available to common shareholders	70,380	67,546	63,876
Basic earnings per common share	$ 1.98	$ 1.89	$ 1.76
Diluted earnings per common share	$ 1.96	$ 1.86	$ 1.73
Basic shares outstanding	35,593	35,651	36,366
Stock options	356	589	562
Diluted shares outstanding	35,949	36,240	36,928
Antidilutive stock options	765	2	376

Note 7—Income Taxes

	2008	2007	2006
		(In thousands)	
Components of income before income taxes			
U.S. income	$ 61,485	$ 61,527	$53,167
Non-U.S. income	50,973	44,661	39,473
Income before income taxes	112,458	106,188	92,640
Provision for income taxes			
Current			
Federal	11,518	19,357	13,653
State	4,655	1,607	2,663
Non-U.S.	16,218	11,975	14,338
Total current provision	32,391	32,939	30,654
Deferred			
Federal	7,287	(482)	391
State	1,350	850	(1,161)
Non-U.S.	1,008	5,293	(1,162)
Total deferred provision.	9,645	5,661	(1,932)
Provision for income taxes	42,036	38,600	28,722

Reconciliation of the U.S. federal income tax rates to our effective tax rate

	2008	2007	2006
U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes—U.S.	2.4	1.7	1.3
Taxes on non-U.S. income	0.9	(0.6)	(0.5)
Research and development credits	(1.4)	(0.7)	(1.0)
Adjustment of prior years income taxes	1.2	(0.3)	(2.2)
Manufacturing deduction	(0.7)	(0.8)	(0.5)
Extra-territorial income exclusions	—	—	(0.6)
Valuation allowances	0.5	1.2	—
Statutory rate changes	—	1.5	—
Other	(0.5)	(0.6)	(0.5)
Effective income tax rate	37.4%	36.4%	31.0%

	December 31	
	2008	2007
	(In thousands)	
Components of deferred tax assets and liabilities		
Deferred tax assets		
Postretirement benefits	$ 16,296	$ 15,325
Inventory reserves	8,382	7,332
Vacation allowances	1,944	1,840
Net operating losses and tax credit carryforwards	2,962	2,161
Post employment benefits	962	682
Foreign tax credit carryforwards (expiring between 2012 and 2017)	2,297	3,717
Liability insurance	4,493	4,344
Basis of capital assets	3,043	3,453
Intangibles	1,535	1,819
Warranties	2,933	2,852
Other	6,572	5,657
Total deferred tax assets	51,419	49,182
Valuation allowances	(2,973)	(1,846)
Net deferred tax assets	48,446	47,336
Deferred tax liabilities		
Property, plant and equipment	(21,094)	(21,152)
Pension	(32,785)	(78,939)
Other	(1,149)	(2,612)
Total deferred tax liabilities	(55,028)	(102,703)
Net deferred taxes	(6,582)	(55,367)

At December 31, 2008, we had net operating loss carryforwards of approximately $10.4 million, all in non-U.S. tax jurisdictions. A portion will expire in 2013 and a portion has an indefinite carryforward.

No deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which amounted to $184.2 million as of December 31, 2008. These earnings are considered to be reinvested for an indefinite period of time. It is not practicable to determine the deferred tax liability on these undistributed earnings.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). The application of income tax law is inherently complex. Tax statutes and regulations are often ambiguous and subject to various interpretations. As a result, we are required to evaluate all relevant facts and make subjective judgments regarding our tax positions.

Upon the adoption of FIN 48, we recognized a gross increase in the tax liability for unrecognized tax benefits of $5.7 million. Prior to the adoption of FIN 48, we had recognized $1.4 million in unrecognized tax benefits. The gross increase in the tax liability upon the adoption of FIN 48 created additional tax benefits of $1.8 million, resulting in a net increase in the liability for unrecognized tax benefits of $3.9 million, which was accounted for as a reduction in retained earnings at January 1, 2007. These adjustments, if recognized in the provision for income taxes, would have increased our effective income tax rate.

A reconciliation of the change in the tax liability for unrecognized tax benefits for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(In thousands)	
Beginning balance	$5,728	$ 7,083
Additions for tax positions related to the current year	317	470
Additions (subtractions) for tax positions related to prior years	(211)	582
Statute expiration	(645)	—
Settlements	(189)	(2,407)
Ending balance	5,000	5,728

The total amount of unrecognized tax benefits, if recognized, would reduce our future effective tax rate. We have recognized tax benefits associated with these liabilities in the amount of $3.5 million and $2.2 million at December 31, 2008 and December 31, 2007 respectively.

We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. As a result of the adoption of FIN 48, we recognized a $0.9 million increase in the liability for accrued interest and penalties related to uncertain tax positions, which were also accounted for as a reduction of retained earnings at January 1, 2007. As a result of settlements, we reversed $0.2 million and $0.5 million of accrued interest and penalties related to uncertain tax positions during 2008 and 2007, respectively. Our liability for accrued interest and penalties related to uncertain tax positions was $0.2 million at December 31, 2008.

We do not expect that the total amount of the unrecognized tax benefit will significantly increase or decrease within 12 months of the reporting date.

We file a U.S. federal income tax return along with various state and foreign income tax returns. Examinations of our federal returns have been completed through 2004. We also file in various state and foreign jurisdictions that may be subject to tax audits after 2003.

Note 8—Stock Plans

On May 13, 2008, the shareholders approved the 2008 Management Equity Incentive Plan and the 2008 Non-Employee Directors' Equity Incentive Plan. The 2008 Management Equity Incentive Plan provides for various forms of stock-based compensation for eligible key employees through May 2018. The 2008 Non-Employee Directors' Equity Incentive Plan provides for grants of stock options and restricted stock to non-employee directors through May 2018. These plans replace the 1998 Management Share Incentive Plan and the 1990 Non-Employee Directors' Stock Option Plan. Our stock-based compensation includes stock options and restricted stock. Stock options are granted at market value option prices and expire after ten years, with limited instances of option prices in excess of market value and expiration after five years. Stock options granted after 2005 are exercisable beginning three years after the grant date. Stock options granted in 2005 and earlier years were fully vested as of December 31, 2005. Restricted stock is granted without payment to the company and generally vests three years after the grant date. Certain restricted stock for management retention vests in three equal tranches four, five, and six years after the grant date. Unvested restricted stock for management retention is forfeited if the grantee's employment with the company terminates for any reason other than death or disability. Restricted stock is valued at the market value of the stock on the grant date. We issue Stock Compensation Trust shares or new shares for stock option exercises and restricted stock grants. As of December 31, 2008, there were 1,800,000 shares and 373,057 shares, respectively, reserved for future grants under the management and non-employee directors' equity incentive plans.

Stock-based compensation expense was as follows:

	2008	2007	2006
		(In thousands)	
Restricted stock	$2,791	$2,691	$2,204
Stock options	2,665	2,100	1,730
Total compensation expense before income taxes	5,456	4,791	3,934
Income tax benefit	1,896	1,711	1,434
Total compensation expense, net of income tax benefit	3,560	3,080	2,500

We did not capitalize any stock-based compensation expense in 2008, 2007, or 2006.

Stock option expense is based on the fair value of stock option grants estimated on the grant dates using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2008, 2007, and 2006.

	2008	2007	2006
Fair value per option	$16.10	$15.46	$16.38
Risk-free interest rate	3.3%	4.6%	4.6%
Expected dividend yield	1.9%	1.9%	1.4%
Expected volatility	40%	40%	41%
Expected life (years)	6.1	6.0	5.7

The risk-free interest rate is based on the U.S. Treasury Constant Maturity rates as of the grant date converted into an implied spot rate yield curve. Expected dividend yield is based on the most recent annualized dividend divided by the one year average closing share price. Expected volatility is based on the ten year historical volatility using daily stock prices. Expected life is based on historical stock option exercise data.

A summary of option activity follows:

	Shares	Weighted Average Exercise Price	Exercisable at Year-end
Outstanding at January 1, 2006	1,554,207	$17.17	
Granted	181,527	40.20	
Exercised	(204,375)	9.29	
Outstanding December 31, 2006	1,531,359	20.95	1,349,832
Granted	199,292	40.32	
Exercised	(123,874)	17.22	
Forfeited	(44,372)	42.00	
Outstanding December 31, 2007	1,562,405	23.12	1,210,746
Granted	224,961	44.93	
Exercised	(80,927)	9.32	
Outstanding December 31, 2008	1,706,439	26.65	1,229,907

For various exercise price ranges, characteristics of outstanding and exercisable stock options at December 31, 2008 were as follows:

	Stock Options Outstanding		
		Weighted-Average	
Range of Exercise Prices	Shares	Exercise Price	Remaining Life
$ 7.07 – $13.57	739,248	$10.39	3.4 Years
$25.07 – $28.06	210,997	25.20	5.0
$40.08 – $50.25	756,194	42.95	7.2
$ 7.07 – $50.25	1,706,439	26.65	5.3

	Stock Options Exercisable		
		Weighted-Average	
Range of Exercise Prices	Shares	Exercise Price	Remaining Life
$ 7.07 – $13.57	739,248	$10.39	3.4 Years
$25.07 – $28.06	210,997	25.20	5.0
$40.08 – $50.25	279,662	43.84	5.1
$ 7.07 – $50.25	1,229,907	20.54	4.0

The aggregate intrinsic value of stock options exercisable at December 31, 2008 was $4.1 million. The aggregate intrinsic value of stock options outstanding at December 31, 2008 was a negative $4.7 million.

A summary of restricted stock activity follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2006	169,891	$25.10
Granted	47,738	40.29
Vested	(76,813)	12.18
Forfeited	(2,346)	40.08
Unvested at December 31, 2006	138,470	37.26
Granted	95,976	41.60
Vested	(51,113)	28.44
Unvested at December 31, 2007	183,333	42.00
Granted	71,900	44.68
Vested	(62,716)	43.35
Forfeited	(3,455)	42.26
Unvested at December 31, 2008	189,062	42.56

During the years ended December 31, 2008, 2007, and 2006, the total intrinsic value of stock options exercised (i.e. the difference between the market price at exercise and the option price paid to exercise the option) was $2.5 million, $3.8 million, and $6.3 million, respectively. The fair values of restricted stock vested during the years ended December 31, 2008, 2007, and 2006 were $2.5 million, $2.1 million, and $2.9 million, respectively.

On December 31, 2008, there was $6.1 million of unrecognized stock-based compensation expense. The weighted average period over which this expense is expected to be recognized was approximately 2 years.

Note 9—Long-Term Debt

	December 31	
	2008	2007
	(In thousands)	
U.S.		
Industrial development debt issues payable through 2022, 2.12%	$ 6,750	$ 6,750
Senior Notes payable through 2012, 8.39%	32,574	39,826
Senior Notes payable through 2021, 5.41%	60,000	60,000
Note payable through 2011, net of unamortized discount of $492 and $850	5,508	7,150
International		
Various notes payable through 2008, 5.80%	—	8
Total	104,832	113,734
Amounts due in one year	10,750	10,008
Long-term debt	94,082	103,726

Approximate maturities of these obligations over the next five years are $10.8 million in 2009, $12.0 million in 2010, $9.5 million in 2011, $8.6 million in 2012, $6.7 million 2013, and $57.2 million thereafter. Some debt agreements require us to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt. We were in compliance with our debt covenants as of December 31, 2008.

Note 10—Goodwill and Intangible Assets

Changes in goodwill and intangible assets, net of accumulated amortization, during the year ended December 31, 2008 were as follows:

	Goodwill	Intangibles
	(In thousands)	
Net balances at January 1, 2008	$87,011	$15,633
Goodwill and intangibles acquired	—	2,192
Adjustments to purchase price allocations	(1,289)	1,289
Amortization expense	—	(3,214)
Currency translation and other	(2,511)	(399)
Net balances at December 31, 2008	83,211	15,501

At December 31, 2008, goodwill of approximately $63.5 million, $16.6 million, and $3.1 million related to the North American, European, and International operating segments, respectively.

In March 2008, we finalized the allocation of the purchase price related to the March 2007 acquisition of Acceleron Technologies, LLC. The final allocation resulted in a $1.3 million adjustment between goodwill and intangibles.

Intangible assets acquired includes additional consideration of $1.9 million paid to the former owners of Acceleron based on the achievement of specific technology milestones during 2008.

Intangible assets include patents, license agreements, copyrights, and trademarks. These items are included in other noncurrent assets. At December 31, 2008, intangible assets totaled $15.5 million, net of accumulated amortization of $12.1 million. Intangible asset amortization expense over the next five years is expected to be approximately $2.0 million in 2009, $2.0 million in 2010, $1.8 million in 2011, $0.8 million in 2012, and $0.8 million in 2013.

Note 11—Pensions and Other Postretirement Benefits

We maintain various defined benefit and defined contribution plans covering the majority of our employees. Our principal U.S. plan is funded in compliance with the Employee Retirement Income Security Act (ERISA). It is our general policy to fund current costs for the international plans, except in Germany and Mexico, where it is common practice and permissible under tax laws to accrue book reserves.

We provide health care benefits and limited life insurance for certain retired employees who are covered by our principal U.S. defined benefit pension plan until they become Medicare-eligible.

We adopted FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2006. FAS No. 158 requires an employer to recognize the funded status of each of its defined benefit pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status through comprehensive income in the year in which changes occur. Upon the adoption of FAS No. 158, additional minimum pension liabilities and related intangible assets were no longer recognized. The provisions of FAS No. 158 were applied on a prospective basis. The adoption of FAS No. 158 resulted in the following impacts at December 31, 2006: an increase of $67.5 million in prepaid pension costs, an increase of $23.4 million in accrued pension and other postretirement benefit liabilities, and an increase of $43.5 million ($26.6 million after-tax) in accumulated other comprehensive income.

Information pertaining to defined benefit pension plans and other postretirement benefits plans is provided in the following table.

	Pension Benefits		Other Benefits	
	2008	2007	2008	2007
	(In thousands)			
Change in Benefit Obligations				
Benefit obligations at January 1	$ 338,942	$315,337	$ 26,054	$ 24,906
Service cost	9,306	10,236	693	635
Interest cost	18,888	17,733	1,855	1,484
Participant contributions	314	438	—	—
Plan amendments	122	578	—	—
Actuarial (gains) losses	(43,752)	447	7,093	1,526
Benefits paid	(16,707)	(16,362)	(2,222)	(2,497)
Curtailments	(252)	—	—	—
Settlements	(131)	—	—	—
Currency translation effects	(7,258)	10,535	—	—
Benefit obligations at December 31	299,472	338,942	33,473	26,054
Change in Plan Assets				
Fair value of plan assets at January 1	455,596	442,334	—	—
Actual return on plan assets	(143,326)	24,522	—	—
Employer contributions	3,333	3,074	1,081	497
Participant contributions	314	438	182	—
Benefits paid	(13,939)	(13,807)	(2,405)	(2,497)
Section 420 transfer to retiree medical plan	(1,142)	(2,000)	1,142	2,000
Reimbursement of German benefits	(2,768)	(2,555)	—	—
Settlements	(131)	—	—	—
Currency translation effects	(4,296)	3,590	—	—
Fair value of plan assets at December 31	293,641	455,596	—	—
Funded Status				
Funded status at December 31	(5,831)	116,654	(33,473)	(26,054)
Unrecognized transition losses	64	123	—	—
Unrecognized prior service cost	1,225	1,306	(1,811)	(2,169)
Unrecognized net actuarial losses (gains)	96,984	(37,585)	16,276	10,398
Net amount recognized	92,442	80,498	(19,008)	(17,825)
Amounts Recognized in the Balance Sheet				
Noncurrent assets	78,037	212,304	—	—
Current liabilities	(4,485)	(3,979)	(2,638)	(1,615)
Noncurrent liabilities	(79,383)	(91,671)	(30,835)	(24,439)
Net amount recognized	(5,831)	116,654	(33,473)	(26,054)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial losses (gains)	96,984	(37,585)	16,276	10,398
Prior service cost (credit)	1,225	1,306	(1,811)	(2,169)
Unrecognized net initial obligation	64	123	—	—
Total (before tax effects)	98,273	(36,156)	14,465	8,229
Accumulated Benefit Obligations for all Defined Benefit Plans	269,108	282,080	—	—

	Pension Benefits			Other Benefits		
	2008	2007	2006	2008	2007	2006
			(In thousands)			
Components of Net Periodic Benefit (Credit) Cost						
Service cost	$ 9,306	$ 10,236	$ 9,597	$ 693	$ 635	$ 614
Interest cost	18,888	17,733	16,066	1,855	1,484	1,399
Expected return on plan assets	(36,819)	(33,980)	(31,287)	—	—	—
Amortization of transition amounts	20	44	44	—	—	—
Amortization of prior service cost	176	190	198	1,215	(358)	(227)
Recognized net actuarial (gains) losses	(1,453)	1,125	1,089	(358)	778	820
Settlement loss	—	—	146	—	—	—
Curtailment loss	34	117	—	—	—	—
Termination benefits	—	—	4,843	—	—	—
Net periodic benefit (credit) cost	(9,848)	(4,535)	696	3,405	2,539	2,606

	Pension Benefits		Other Benefits	
	2008	2007	2008	2007
Assumptions used to determine benefit obligations				
Discount rate	6.2%	6.0%	6.3%	6.3%
Rate of compensation increase	3.7%	4.4%	—	—
Assumptions used to determine net periodic benefit cost				
Discount rate	6.0%	5.6%	6.3%	6.0%
Expected return on plan assets	8.4%	8.4%	—	—
Rate of compensation increases	4.4%	4.4%	—	—

The expected return on assets for the 2008 net periodic pension cost was determined by multiplying the expected returns of each asset class (based on historical returns) by the expected percentage of the total portfolio invested in that asset class. A total return was determined by summing the expected returns over all asset classes.

	Plan Assets at December 31	
	2008	2007
Asset Category		
Equity securities	64.9%	82.9%
Debt securities	28.9%	12.4%
Real estate	0.2%	0.2%
Cash/other	6.0%	4.5%
Total	100.0%	100.0%

Investment policies are determined by the plan's Investment Committee and set forth in the plan's investment policy. Asset managers are granted discretion for determining sector mix, selecting securities and timing transactions, subject to the guidelines of the investment policy. An aggressive, flexible management of the portfolio is permitted and encouraged, with shifts of emphasis among equities, fixed income securities, and cash equivalents at the discretion of each manager. No target asset allocations are set forth in the investment policy.

We expect to make net contributions of $2.5 million to our pension plans in 2009.

For measurement purposes, a 9.5% increase in the costs of covered health care benefits was assumed for the year 2008, decreasing by 1.0% for each successive year to 4.5% in 2013 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1.9 million and $0.2 million, respectively.

Expense for defined contribution pension plans was $4.1 million in 2008, $3.7 million in 2007, and $4.0 million in 2006.

Estimated pension benefits to be paid under our defined benefit pension plans during the next five years are $16.1 million in 2009, $16.7 million in 2010, $17.0 million in 2011, $18.0 million in 2012, $18.5 million in 2013 and are expected to aggregate $105.2 million for the five years thereafter. Estimated other postretirement benefits to be paid during the next five years are $2.6 million in 2009, $2.6 million in 2010, $2.8 million in 2011, $2.7 million in 2012, $2.8 million in 2013, and are expected to aggregate $14.7 million for the five years thereafter.

Note 12—Other Income

	2008	2007	2006
		(In thousands)	
Interest income	$2,450	$ 4,246	$3,062
Gain on asset dispositions, net	2,157	13,973	2,865
Minority interests	96	(253)	(32)
Other, net	558	(570)	(511)
Total	5,261	17,396	5,384

The 2007 gain on asset dispositions includes a $10.6 million gain on the sale of 83 acres of property in our Cranberry Woods office park to Wells Real Estate Investment Trust II—Cranberry Woods Development Inc.

Note 13—Leases

We lease office space, manufacturing and warehouse facilities, automobiles, and other equipment under operating lease arrangements. Rent expense was $12.9 million in 2008, $12.6 million in 2007, and $11.2 million in 2006. Minimum rent commitments under noncancelable leases are $9.1 million in 2009, $7.4 million in 2010, $5.3 million in 2011, $2.0 million in 2012, $1.7 million in 2013, and $1.9 million thereafter.

Note 14—Short-Term Debt

Short-term bank lines of credit amounted to $101.6 million, of which $51.5 million was unused at December 31, 2008. Generally, these short-term lines of credit are renewable annually. There are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $50.1 million and $44.7 million at December 31, 2008 and 2007, respectively. The average month-end balance of total short-term borrowings during 2008 was $54.8 million, while the maximum month-end balance of $75.5 million occurred at October 31, 2008. The weighted average interest rates on short-term borrowings at December 31, 2008 and 2007 were 4% and 6%, respectively.

Note 15—Derivative Financial Instruments

In 2004, we entered into an eight year interest rate swap agreement. Under the terms of the agreement, we receive a fixed interest rate of 8.39% and pay a floating interest rate based on LIBOR. The notional amount of the swap was $20.0 million at December 31, 2007 and was $16.0 million at December 31, 2008. The interest rate swap has been designated as a fair value hedge of a portion of our fixed rate 8.39% Senior Notes.

In order to account for these derivatives as hedges, the interest rate swap must be highly effective at offsetting changes in the fair value of the hedged debt. We have assumed that there is no ineffectiveness in the hedge, since all of the critical terms of the hedge match the underlying terms of the hedged debt.

The fair value of the interest rate swap at December 31, 2008 has been recorded as an asset of $0.6 million that is included in other noncurrent assets, with an offsetting increase in the carrying value of long-term debt.

As a result of entering into the interest rate swap, we have increased our exposure to interest rate fluctuations. Differences between the fixed rate amounts received and the variable rate amounts paid are recognized in interest expense on an ongoing basis. This rate difference did not have a significant effect on interest expense during the year ended December 31, 2008 and increased interest expense by $0.4 million during the year ended December 31, 2007.

As part of our currency exchange rate risk management strategy, we enter into certain derivative foreign currency forward contracts that do not meet the criteria for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, but which have the impact of partially offsetting certain foreign currency exposures. We account for these forward contracts on a full mark-to-market basis and report the related losses or gains in currency exchange losses (gains). At December 31, 2008, the notional amount of open forward contracts was $9.5 million. The unrealized loss on these contracts was $0.5 million at December 31, 2008. Substantially all of these contracts will mature during the first quarter of 2009

Note 16—Acquisitions

In December 2007, we acquired TecBOS GmbH of Halstenbek, Germany, a leading developer of software solutions for the fire service and other emergency planning organizations. A purchase price of $0.7 million was paid in cash to the previous owners. We allocated $0.5 million of the purchase price to intangible assets.

In March 2007, we acquired Acceleron Technologies, LLC, a San Francisco-based developer of advanced technology suitable for personal locator devices. We believe that the acquisition of this technology significantly expedites the development of reliable systems for first responder and soldier location applications. The initial purchase price of $5.7 million included amounts paid to the previous owners and other direct costs associated with the acquisition. In accordance with the terms of the acquisition agreement, additional cash consideration of $1.9 million was paid to the former owners of Acceleron based on the achievement of specific technology development milestones during 2008. Under the terms of the acquisition agreement, we have no further obligations to the former owners of Acceleron. The total acquisition price of $7.6 million has been allocated to intangible assets.

In March 2007, we acquired the outstanding shares of MSA (India) Limited that were previously held by our joint venture partner. As a wholly-owned subsidiary under MSA management, we believe that we are better positioned to take advantage of opportunities in the large and growing Indian market. We allocated $0.6 million of the $1.1 million purchase price to goodwill.

In September 2006, we acquired Paraclete Armor and Equipment, Inc. of St. Pauls, North Carolina. Paraclete is an innovator and developer of advanced ballistic body armor used by military personnel, including Special Forces units of the U.S. military. The purchase price of $30.4 million included a note payable and cash paid to the previous owners and other direct external costs associated with the acquisition. The note is non-interest bearing and is payable in five annual installments of $2.0 million beginning September 1, 2007. We recorded the note at a fair value of $8.5 million at the time of issuance. The note discount of $1.5 million is being recognized as interest expense over its term. We allocated $2.7 million of the acquisition price to intangible asset and $22.7 million to goodwill. Goodwill related to Paraclete is deductible for tax purposes.

In January 2006, we acquired Select Personal Protective Equipment (Select PPE) of South Africa, an established supplier of multi-brand safety equipment and solutions to the South African mining industry. The purchase price of $7.9 million in cash included amounts paid to the previous owners and other direct costs associated with the acquisition. We allocated $1.6 million of the purchase price to intangible assets and $3.0 million to goodwill. Goodwill related to Select PPE is not deductible for tax purposes. At the same time, we took steps to ensure our compliance with South African Black Economic Empowerment (BEE) requirements by contributing our existing South African company, MSA Africa, and Select PPE to a newly-formed South African holding company in exchange for 74.9% common ownership interest in the holding company, preferred stock and interest bearing notes receivable. The new South African holding company issued 37,650 common shares, the remaining 25.1% ownership interest, to Mineworkers Investment Company of Johannesburg, South Africa at a price of $0.7 million. The carrying value of these shares was $0.8 million on the transaction date. Accordingly, we recognized a loss of $0.1 million, net of tax benefit, in connection with this transaction. We elected to account for the $0.1 million loss on the sale of stock by a subsidiary in net income and have applied this method consistently.

The operating results of all acquisitions have been included in our consolidated financial statements from their respective acquisition dates. Pro forma consolidated results, as if the acquisitions had occurred at the beginning of 2006, would not be materially different from the results reported.

Note 17—Fair Value Measurements

On January 1, 2008, we adopted FAS No. 157, Fair Value Measurements, as it relates to financial assets and liabilities that are remeasured and reported at least annually. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of FAS No. 157 for all nonfinancial assets and liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. Also in February 2008, the FASB issued FSP 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which amends FAS No. 157 to exclude FAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements.

FAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. Our adoption of FAS No. 157, as it relates to financial assets and liabilities that are remeasured and reported at least annually, had no impact on consolidated results of operations or financial condition. We do not believe that the adoption of FAS No. 157, as it relates to nonfinancial assets and liabilities, will have a material impact on our consolidated results of operations or financial condition.

FAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source under generally accepted accounting principles for the definition of fair value, except for the fair value of leased property as defined in FAS No. 13. FAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FAS No. 157 are:

- Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3—Inputs that are both significant to the fair value measurement and unobservable.

In 2008, the valuation methodologies we used to measure financial assets and liabilities within the scope of FAS No. 157 were limited to the derivative financial instruments described in Note 15. We estimate the fair value of these financial instruments, consisting of an interest rate swap and foreign currency forward contracts, based upon valuation models with inputs that generally can be verified by observable market conditions and do not involve significant management judgment. Accordingly, the fair values of these financial instruments are classified within Level 2 of the fair value hierarchy.

Note 18—Contingencies

Various lawsuits and claims arising in the normal course of business are pending against us. These lawsuits are primarily product liability claims. We are presently named as a defendant in approximately 2,600 lawsuits, primarily involving respiratory protection products allegedly manufactured and sold by us. Collectively, these lawsuits represent a total of approximately 12,600 plaintiffs. Approximately 90% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us. Consistent with the experience of other companies involved in silica and asbestos-related litigation, in recent years there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential maximum liability for such claims, in part because the defendants in these lawsuits are often numerous, and the claims generally do not specify the amount of damages sought.

With some limited exceptions, we maintain insurance against product liability claims. We also maintain a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. We evaluate our exposures on an ongoing basis and make adjustments to the reserve as appropriate. Based on information currently available, we believe that the disposition of matters that are pending will not have a materially adverse effect on our financial condition.

In the normal course of business, we make payments to settle product liability claims and for related legal fees and record receivables for the amounts covered by insurance. Various factors could affect the timing and amount of recovery of insurance receivables, including: the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future.

We are currently involved in coverage litigation with Century Indemnity Company (Century). Century filed a lawsuit in the Superior Court of New Jersey seeking a declaration of Century's obligations with respect to certain asbestos, silica and other claims under five insurance policies issued to us by Century. The New Jersey Superior Court issued an order granting our motion to dismiss this case on jurisdictional grounds. Century appealed that order and on February 26, 2008, the Appellate Division of the Superior Court of New Jersey affirmed the decision of the trial court dismissing the case. The decision of the appellate court was not appealed and the New Jersey action is concluded. We have sued Century in the Court of Common Pleas of Allegheny County, Pennsylvania, alleging that Century breached the five insurance policies by failing to pay amounts owing to us. The Pennsylvania court has denied a motion by Century to stay or dismiss the Pennsylvania lawsuit in favor of the New Jersey action. The court also denied certain preliminary motions filed by both parties to narrow the issues in dispute. We filed a motion to compel discovery, which was granted by the court in October 2008, and Century has begun to comply with that order. It is expected that additional motions will be filed during discovery. We believe that Century's refusal to indemnify us under the policies is wholly contrary to Pennsylvania law and we are vigorously pursuing the legal actions necessary to collect all amounts.

We regularly evaluate the collectibility of insurance receivables and record the amounts that we conclude are probable of collection based on our analysis of our various policies, pertinent case law interpreting comparable policies and our experience with similar claims. Receivables from insurance carriers totaled $60.6 million and $39.1 million at December 31, 2008 and 2007, respectively. Based upon our evaluation of applicable insurance coverage and the current status of the coverage litigation discussed in the preceding paragraph, we believe that the recorded balance is fully recoverable from carriers.

Note 19—Recently Issued Accounting Standards

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations, which replaces FAS No. 141, Business Combinations. FAS No. 141(R) changes a number of significant aspects of the application the acquisition method of accounting for business combinations. Under FAS No. 141(R), acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date will generally affect income tax expense. FAS No. 141(R) is effective on a prospective basis for business combinations with acquisition dates on or after the January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. Adjustments to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS No. 141(R) would also apply the provisions of FAS No. 141(R). We do not expect that the adoption of this statement, as it relates to past acquisitions, will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. FAS No. 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain ARB No. 51 consolidation procedures for consistency with the requirements of FAS No. 141(R) and expands disclosure requirements regarding the interests of the parent and its noncontrolling interest. FAS No. 160 is effective January 1, 2009. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In December 2007, the Emerging Issues Task Force issued EITF No. 07-1, Accounting for Collaborative Arrangements. EITF No. 07-1 requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company's financial statement and includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties. EITF No. 07-1 is effective January 1, 2009 and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. We do not expect that the adoption of this statement will have a material effect on our consolidated results of operations or financial condition.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 161 requires companies to provide disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments and related hedged items are accounted for under FAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect the company's financial position, financial performance, and cash flows. FAS No. 161 is effective January 1, 2009. We are currently evaluating the disclosure requirements of this statement.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets. The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141(R), Business Combinations. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise, and is to be applied prospectively to intangible assets acquired on or after January 1, 2009. We do not expect that the adoption of this FSP will have a material effect on our consolidated results of operations or financial condition.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets. This FSP amends FAS No. 132(R), Employers' Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer's disclosures about defined benefit pension or other postretirement plan assets, including investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets, and significant concentrations of risk within plan assets. This FSP is effective on December 31, 2009. We are currently evaluating the disclosure requirements of this statement.

Note 20—Subsequent Event

During January 2009, there were 61 North American segment employees who made irrevocable elections to retire under the terms of a focused voluntary retirement incentive program (VRIP). These employees retired on January 31, 2009. VRIP non-cash special termination benefits expense of $6.3 million was recorded in January 2009. We expect that the staff reductions associated with the VRIP will result in annual pre-tax savings of approximately $5.0 million.

Note 21—Quarterly Financial Information (Unaudited)

	2008				
	Quarters				
	1st	2nd	3rd	4th	Year
	(In thousands, except earnings per share)				
Net sales	$266,344	$293,162	$285,941	$288,835	$1,134,282
Gross profit	106,352	111,589	108,738	105,924	432,603
Net income	16,027	19,954	17,943	16,498	70,422
Basic earnings per share	.45	.56	.50	.46	1.98
Diluted earnings per share	.44	.55	.50	.46	1.96

	2007				
	Quarters				
	1st	2nd	3rd	4th	Year
	(In thousands, except earnings per share)				
Net sales	$225,939	$249,099	$247,675	$267,539	$ 990,252
Gross profit	89,169	93,796	90,268	100,816	374,049
Net income	16,068	17,328	16,735	17,457	67,588
Basic earnings per share	.45	.49	.47	.49	1.89
Diluted earnings per share	.44	.48	.46	.48	1.86

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.* Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) *Changes in internal control.* There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

See Item 8. Financial Statements and Supplementary Data—"Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 14. Principal Accountant Fees and Services

Incorporated by reference herein pursuant to Rule 12b—23 are (1) "Election of Directors," (2) "Executive Compensation," (3) "Other Information Concerning the Board of Directors," (4) "Stock Ownership," and (5) "Selection of Independent Registered Public Accounting Firm," appearing in the Proxy Statement filed pursuant to Regulation 14A in connection with the registrant's Annual Meeting of Shareholders to be held on May 12, 2009. The information appearing in such Proxy Statement under the caption "Audit Committee Report" and the other information appearing in such Proxy Statement and not specifically incorporated by reference herein is not incorporated herein. As to Item 10 above, also see the information reported in Part I of this Form 10-K, under the caption "Executive Officers of the Registrant," which is incorporated herein by reference. As to Item 10 above, the Company has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer and principal accounting officer and other Company officials. The text of the Code of Ethics is available on the Company's Internet site at *www.MSANet.com*. Any amendment to, or waiver of, a required provision of the Code of Ethics that applies to the Company's principal executive, financial or accounting officer will also be posted on the Company's Internet site at that address.

As to Item 12 above, the following table sets forth information as of December 31, 2008 concerning common stock issuable under the Company's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,706,439	$26.65	2,173,057*
Equity compensation plans not approved by security holders	None	—	None
Total	1,706,439	$26.65	2,173,057

* Includes 1,800,000 shares available for issuance under the 2008 Management Equity Incentive Plan and 373,057 shares available for issuance under the 2008 Non-Employee Directors' Equity Incentive Plan.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements and Report of Independent Registered Public Accounting Firm (see Part II, Item 8 of this Form 10-K).

The following information is filed as part of this Form 10-K.

(a) 2. The following additional financial information for the three years ended December 31, 2008 is filed with the report and should be read in conjunction with the above financial statements:

Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, not material or the required information is shown in the consolidated financial statements and consolidated notes to the financial statements listed above.

(a) 3. Exhibits

(3)(i) Restated Articles of Incorporation as amended and restated May 23, 1986 and as further amended through May 2007, filed as Exhibit 3.1 to Form 8-K on May 15, 2007, is incorporated herein by reference.

(3)(ii) By-laws of the registrant, as amended to February 28, 2008, filed as Exhibit 3.1 to Form 8-K on March 5, 2008, is incorporated herein by reference.

(10)(a)* 2008 Management Equity Incentive Plan, filed as Exhibit 10.1 to Form 8-K on May 15, 2008, is incorporated herein by reference.

(10)(b)* Retirement Plan for Directors, as amended effective April 1, 2001, filed as Exhibit 10(a) to Form 10-Q on May 10, 2006, is incorporated herein by reference.

(10)(c)* Supplemental Pension Plan as of May 5, 1998, filed as Exhibit 10(d) to Form 10-Q on August 12, 2003, is incorporated herein by reference.

(10)(d)* 2008 Non-Employee Directors' Equity Incentive Plan, filed as Exhibit 10.2 to Form 10-Q on July 28, 2008, is incorporated herein by reference.

(10)(e)* Executive Insurance Program as Amended and Restated as of January 1, 2006, filed as Exhibit 10(a) to Form 10-Q on August 7, 2007, is incorporated herein by reference.

(10)(f)* Annual Incentive Bonus Plan as of May 5, 1998, filed as Exhibit 10(g) to Form 10-Q on August 12, 2003, is incorporated herein by reference.

(10)(g)* Form of Severance Agreement as of May 20, 1998 between the registrant and John T. Ryan III, filed as Exhibit 10(h) to Form 10-Q on August 12, 2003, is incorporated herein by reference.

(10)(h)* Form of Severance Agreement between the registrant and the other executive officers filed as Exhibit 10(i) to Form 10-Q on August 12, 2003, is incorporated herein by reference.

(10)(i) Trust Agreement, effective June 1, 1996, as amended through May 13, 2008, between the registrant and PNC Bank, N.A. re the Mine Safety Appliances Company Stock Compensation Trust filed as Exhibit 10.3 to Form 10-Q on July 28, 2008, is incorporated herein by reference.

(10)(j)* MSA Supplemental Savings Plan, as amended and restated effective January 1, 2003, filed as Exhibit 10(l) to Form 10-K on March 28, 2003, is incorporated herein by reference.

(10)(k)* CEO Annual Incentive Award Plan filed as Appendix A to the registrant's definitive proxy statement dated March 29, 2005, is incorporated herein by reference.

(21) Affiliates of the registrant is filed herewith.

(23) Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm is filed herewith.

(31)(1) Certification of W. M. Lambert pursuant to Rule 13a-14(a) is filed herewith.

(31)(2) Certification of D. L. Zeitler pursuant to Rule 13a-14(a) is filed herewith.

(32) Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C.(S)1350 is filed herewith.

---

* The exhibits marked by an asterisk are management contracts or compensatory plans or arrangements.

The registrant agrees to furnish to the Commission upon request copies of all instruments with respect to long-term debt referred to in Note 9 of the Notes to Consolidated Financial Statements filed as part of Item 8 of this annual report which have not been previously filed or are not filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINE SAFETY APPLIANCES COMPANY

February 26, 2009	By /s/ WILLIAM M. LAMBERT
(Date)	**William M. Lambert** **President and** **Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN T. RYAN III **John T. Ryan III**	Director, Chairman of the Board	February 26, 2009
/s/ WILLIAM M. LAMBERT **William M. Lambert**	Director; President and Chief Executive Officer	February 26, 2009
/s/ DENNIS L. ZEITLER **Dennis L. Zeitler**	Senior Vice President—Finance; Principal Financial and Accounting Officer	February 26, 2009
/s/ ROBERT A. BRUGGEWORTH **Robert A. Bruggeworth**	Director	February 26, 2009
/s/ JAMES A. CEDERNA **James A. Cederna**	Director	February 26, 2009
/s/ THOMAS B. HOTOPP **Thomas B. Hotopp**	Director	February 26, 2009
/s/ DIANE M. PEARSE **Diane M. Pearse**	Director	February 26, 2009
/s/ L. EDWARD SHAW, JR. **L. Edward Shaw, Jr.**	Director	February 26, 2009
/s/ JOHN C. UNKOVIC **John C. Unkovic**	Director	February 26, 2009
/s/ THOMAS H. WITMER **Thomas H. Witmer**	Director	February 26, 2009

SCHEDULE II

MINE SAFETY APPLIANCES COMPANY AND AFFILIATES
VALUATION AND QUALIFYING ACCOUNTS
THREE YEARS ENDED DECEMBER 31, 2008

	2008	2007	2006
	(In thousands)		
Allowance for doubtful accounts:			
Balance at beginning of year	$6,558	$5,574	$6,041
Additions—			
Charged to costs and expenses	1,727	1,673	1,063
Deductions—			
Deductions from reserves (1)	2,235	689	1,530
Balance at end of year	6,050	6,558	5,574
Income tax valuation allowance:			
Balance at beginning of year	1,846	—	—
Additions—			
Charged to costs and expenses	1,127	1,846	—
Deductions—			
Deductions from reserves	—	—	—
Balance at end of year	2,973	1,846	—

(1) Bad debts written off, net of recoveries.

EXHIBIT 21

MINE SAFETY APPLIANCES COMPANY

The registrant's present affiliates include the following:

Name	State or Other Jurisdiction of Incorporation
Compañia MSA de Argentina S.A.	Argentina
MSA (Aust.) Pty. Limited	Australia
MSA-Auer Sicherheitstechnik Vertriebs GmbH	Austria
MSA Belgium NV	Belgium
MSA do Brasil Ltda.	Brazil
MSA Canada	Canada
MSA de Chile Ltda.	Chile
Wuxi-MSA Safety Equipment Co. Ltd.	China
MSA International, Inc.	Delaware
Microsensor Systems, Inc.	Kentucky
MSA Gallet	France
MSA Auer	Germany
MSA Europe	Germany
MSA-Auer Hungaria Safety Technology	Hungary
MSA Italiana S.p.A.	Italy
MSA Japan Ltd.	Japan
MSA Safety Malaysia Snd Bhd	Malaysia
MSA de Mexico, S.A. de C.V.	Mexico
MSA Nederland, B.V.	Netherlands
MSA del Peru S.A.C.	Peru
MSA-Auer Polska Sp. z o.o.	Poland
MSA (Britain) Limited	Scotland
MSA S.E. Asia Pte. Ltd.	Singapore
Samsac Holding (Pty.) Limited	South Africa
MSA Española S.A.	Spain
MSA Nordic	Sweden
Sordin AB	Sweden

The above-mentioned affiliated companies are included in the consolidated financial statements of the registrant filed as part of this annual report. The names of certain other affiliates, which considered in the aggregate as a single affiliate would not constitute a significant affiliate, have been omitted.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-43696, No. 333-51983 and 333-121196) of Mine Safety Appliances Company of our report dated February 26, 2009 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 26, 2009

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a)

I, William M. Lambert, certify that:

1. I have reviewed this annual report on Form 10-K of Mine Safety Appliances Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2009

/s/ William M. Lambert

William M. Lambert
Chief Executive Officer

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a)

I, William M. Lambert, certify that:

1. I have reviewed this annual report on Form 10-K of Mine Safety Appliances Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2009

/s/ William M. Lambert

William M. Lambert
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a)

I, Dennis L. Zeitler, certify that:

1. I have reviewed this annual report on Form 10-K of Mine Safety Appliances Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2009

/s/ Dennis L. Zeitler

Dennis L. Zeitler
Chief Financial Officer

PRINCIPAL OPERATIONS

North America

Corporate Headquarters – Pittsburgh, Pa.
U.S. Manufacturing – Bowling Green, Ky;
Cranberry Twp., Pa.; Englewood, Co.; Evans City, Pa.; Jacksonville, N.C.; Murrysville, Pa.; Newport, Vt.; St. Pauls, N.C.
Research – John T. Ryan Memorial Laboratory, Cranberry Twp., Pa.
MSA Canada Inc., Toronto; Edmonton
MSA de Mexico, S.A. de C.V., Querétaro

Europe

MSA Europe GmbH (Headquarters), Berlin, Germany
Mine Safety Hungary Ltd., Budapest, Hungary
Mine Safety Romania S.R.L., Bucharest, Romania
Mine Safety Sp. z o.o., Raszyn, Poland
MSA-Auer GmbH, Berlin, Germany
MSA-Auer GmbH, Czech o.z., Praha, Czech (Service Center)
MSA-Auer GmbH Romania, o.z., Bucuresti, Romania (Branch)
MSA-Auer GmbH, Slovakia o.z., Pezinok, Slovakia (Service Center)
MSA-Auer Kiev, Kyiv, Ukraine (Representative Office)
MSA-Auer Miskolc, Tiszaujvaros, Hungary (Service Center)
MSA-Auer Moscow, Moscow, Russia (Representative Office)
MSA-Auer Petrosani, Petrosani, Romania (Service Center)
MSA-Auer Sicherheitstechnik Vertriebs GmbH, Absdorf, Austria
MSA Almay, Almaty, Kazakhstan (Service Center/Office)
MSA Azerbaijan, Baku (Registered Office)
MSA Belgium, N.V., Lier
MSA (Britain) Limited, Glasgow
MSA Safety, Czech, s.r.o., Ostrava, Czech
MSA Española, S.A.U., Barcelona
MSA Gallet, Chatillon sur Chalaronne, France; Mohammedia, Morocco
MSA Italiana S.p.A., Milan
MSA Nederland, B.V., Hoorn
MSA Nordic, Malmo, Sweden
MSA Poznan, Poznan, Poland (Service Center)
MSA Schweiz GmbH, Oberglatt, Switzerland
MSA Serbia, Belgrade (Registered Office)
MSA Sordin AB, Varnamo, Sweden
MSA Szczecin, Szczecin, Poland (Service Center)

International

Comsacol Ltda., Bogota, Columbia
MSA de Argentina S.A., Buenos Aires
MSA (Aust.) Pty. Ltd., Sydney
MSA (Australia), Auckland, New Zealand (Branch Office)
MSA do Brasil Ltda., São Paulo
MSA de Chile Ltda., Santiago
MSA (China) Safety Equipment Co., Ltd., Suzhou
MSA Egypt LLC, Cairo
MSA Hong Kong Ltd., Hong Kong
MSA (India) Limited, Calcutta
MSA Indonesia Ltd., Jakarta
MSA Japan Ltd., Tokyo
MSA Safety Malaysia Sdn Bhd, Kuala Lumpur
MSA Middle East, Abu Dhabi, U.A.E.
MSA Middle East FZE, Dubai, U.A.E.
MSA del Peru S.A.C., Lima
MSA S.E. Asia Pte. Ltd., Singapore
MSA Select Ltd., Kitwe, Zambia
MSA (Suzhou) Safety Equipment Research and Development Co., Ltd., Suzhou, China
MSA (Thailand), Limited, Bangkok
Samsac Holding (Pty.) Limited, Johannesburg
Wuxi-MSA Safety Equipment Co., Ltd., Wuxi, China

DIRECTORS AND CORPORATE OFFICERS

Board of Directors

John T. Ryan III (1)
Chairman of the Board; Retired (2008); formerly Chief Executive Officer of the Company

Robert A. Bruggeworth (2)
President and Chief Executive Officer, RF Micro Devices, Inc. (high-performance radio systems and applications that drive mobile communications); Director, RF Micro Devices, Inc.

James A. Cederna (2) (3) (4)
Owner and President, Cederna International, Inc. (executive coaching)

Thomas B. Hotopp (3) (4)
Retired (2003); formerly President of the Company

William M. Lambert (1)
President and Chief Executive Officer of the Company

Diane M. Pearse (2)
Chief Financial Officer, Crate and Barrel (home furnishings retailer)

L. Edward Shaw, Jr.
Senior Managing Director, Breeden Capital Management LLC and its affiliates (investment management and multi-disciplinary professional services firm); Director of HealthSouth Corporation; Director of H&R Block, Inc.

John C. Unkovic (3) (4)
Partner and General Counsel, Reed Smith LLP (full service law firm)

Thomas H. Witmer (1) (2) (3)
Retired (1998); formerly President and Chief Executive Officer, Medrad, Inc. (manufacturer of medical devices)

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Nominating and Corporate Governance Committee

Officers

William M. Lambert
President and Chief Executive Officer

Roberto Cañizares
Executive Vice President; President, MSA International

Dennis L. Zeitler
Senior Vice President; Chief Financial Officer and Treasurer

Joseph A. Bigler
Vice President; President, MSA North America

Kerry M. Bove
Vice President, Global Operational Excellence

Ronald N. Herring, Jr.
Vice President, Global Product Leadership

Douglas K. McClaine
Vice President; Secretary and General Counsel

Stephen C. Plut
Vice President; Chief Information Officer

Paul R. Uhler
Vice President, Global Human Resources

Section 302 Certifications and NYSE CEO Certification

In June 2008, the Company's Chief Executive Officer submitted to the New York Stock Exchange the annual certification as to compliance with the Exchange's Corporate Governance Listing Standards required by Section 303A.12(a) of the Exchange's Listed Company Manual. The certification was unqualified.

The Company's reports filed with the Securities and Exchange Commission during the past year, including the Annual Report on Form 10-K for the year ended December 31, 2008, have contained the certifications of the Company's Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure required by Section 302 of the Sarbanes-Oxley Act.

Shareholders' Inquiries

Additional copies of the company's 2008 Annual Report, including Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by shareholders after April 1, 2009. Printed and electronic versions are available. Requests should be directed to the Chief Financial Officer, who can be reached at one of the following:

Phone:	412-967-3046
Fax:	412-967-3367
Internet:	MSAnet.com
U.S. Mail:	MSA Chief Financial Officer P. O. Box 426 Pittsburgh, PA 15230

MSA

The Safety Company

Mine Safety Appliances Company

121 Gamma Drive
RIDC Industrial Park
O'Hara Township
Pittsburgh, PA 15238

412-967-3000
www.MSAnet.com

00065605